FSD PHARMA INC.

NOTICE OF

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

TO BE HELD ON

JUNE 23, 2022

AND

MANAGEMENT INFORMATION CIRCULAR

DATED: MAY 20, 2022

FSD PHARMA INC.
199 Bay St., Suite 4000
Toronto, Ontario M5L 1A9

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders (the "Meeting") of FSD Pharma Inc. (the "Company") will be held virtually, through the AGM Connect meeting platform at www.agmconnect.com/fsd2022 on Thursday, June 23, 2022 at 1:00 p.m. (Toronto/New York time) subject to any adjournments or postponements thereof, for the following purposes (the "Notice of Meeting"):

1. to receive the audited consolidated annual financial statements of the Company for the years ended December 31, 2021 and 2020, together with the reports of the auditor thereon (the "Financial Statements");

2. to elect directors to the board of directors of the Company (the "Board") for the ensuing year;

3. to re-appoint the auditor of the Company for the ensuing year and to authorize the Board to fix the remuneration of the auditor; and

4. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the Circular. The Board has fixed May 19, 2022 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any postponement or adjournment thereof.

This year, due to the ongoing public health impact of COVID-19 and in order to mitigate risks to the health and safety of the Company's shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live webcast available online at www.agmconnect.com/fsd2022. Registered shareholders and duly appointed proxyholders will be able to participate in the Meeting virtually, submit questions and vote their shares while the Meeting is being held. We hope that hosting a virtual meeting helps enable greater participation by our shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risks associated with large gatherings.

All shareholders of record at the close of business on May 19th, 2022 are entitled to attend and vote at the Meeting virtually or by proxy. The Board requests that all such shareholders who will not be attending the Meeting virtually read, date and sign the accompanying proxy and deliver it to AGM Connect by one of the methods outlined below. If a shareholder does not deliver a proxy to AGM Connect by one of the methods outlined below by June 21, 2022 at 1:00 p.m. (Toronto/New York time) (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting) then the shareholder will not be entitled to vote at the Meeting by proxy.

VOTING	IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
Voting Method	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
Internet	Login to https://app.agmconnect.com Using the Meeting Access Code and Voter ID provided to you complete the form to Submit Proxy		Go to www.proxyvote.com Enter the 16- digit control number printed on the VIF and follow the instructions on screen
Email	Complete, sign and date the proxy form and email to: voteproxy@agmconnect.com		N/A
Telephone	Call 1-855-839-3715 to register your vote for the Meeting		N/A
Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

ATTENDING THE MEETING	IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
PRIOR TO THE MEETING	Appoint your proxyholder on your proxy and follow the instructions at www.agmconnect.com/fsd2022	Appoint your proxyholder on your proxy and follow the instructions at www.agmconnect.com/fsd2022	Appoint your proxyholder as instructed herein and on the VIF.
	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	AFTER submitting your proxy appointment, you MUST contact AGM Connect to obtain a Voter ID and Meeting Access Code at 1-855-839-3715 or voteproxy@agmconnect.com

JOINING THE VIRTUAL MEETING (at least 15 minutes prior to start of the Meeting)	Register and login at http://app.agmconnect.com
Registered Shareholders or validly appointed Proxyholders will need to provide:
  your email address
  AGM Connect Voter ID (from your Proxy)
  Meeting Access Code (from your Proxy)

Shareholders are entitled to vote at the Meeting either virtually or by proxy, as described in the Circular under the heading "Shareholder Questions About Voting". Only registered shareholders of the Company, or the persons they duly appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to shareholders who own their shares in the capital of the Company through an intermediary, see "Shareholder Questions About Voting" and "Advice to Beneficial Shareholders" in the Circular.

Dated at Toronto, Ontario this 20th day of May, 2022.

BY ORDER OF THE BOARD

(signed) "Anthony Durkacz"
Anthony Durkacz
Interim Chief Executive Officer and Co-Executive Chairman

FSD PHARMA INC.
MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is provided in connection with the solicitation of proxies by the management ("Management") of FSD Pharma Inc. (the "Company"). The form of proxy which accompanies this Circular is for use at the annual general meeting of the shareholders of the Company ("Shareholders" or, in the case of an individual shareholder, "Shareholder" or "you") to be held as a virtual meeting through the AGM Connect meeting platform at www.agmconnect.com/fsd2022 on Thursday, June 23, 2022 at 1:00 p.m. (Toronto/New York time) subject to any adjournments or postponements thereof.

The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone or email.

The class B subordinate voting shares of the Company ("Class B Shares") are traded on the Canadian Securities Exchange (the "CSE") and on the NASDAQ Capital Market ("NASDAQ") under the symbol "HUGE". The Class B Shares are also listed and posted for trading on the Börse Frankfurt, or Frankfurt Stock Exchange, under "WKN: A2JM6M" and the trading symbol "0K9A".

Unless otherwise specified, the information contained in this Circular is given as of May 20, 2022. Except where expressly indicated otherwise, our financial information is presented in U.S. dollars. All references in this Circular to "$" or "US$" mean U.S. dollars, and all references in this Circular to "C$" mean Canadian dollars. For the convenience of the reader, in this Circular, unless otherwise indicated, translations from Canadian dollars into U.S. dollars were made at the rate of C$1.00 to US$0.798, which is the average rate for the 2021 fiscal year, (2020 average rate: C$1.00=US$0.745). Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Canadian dollars at the dates indicated.

This year, due to the ongoing public health impact of COVID-19 and in order to mitigate risks to the health and safety of the Company's shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted online via www.agmconnect.com/fsd2022. Registered Shareholders and duly appointed proxyholders will be able to participate in the Meeting virtually, submit questions and vote their shares while the Meeting is being held. We hope that hosting a virtual meeting helps enable greater participation by our shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risks associated with large gatherings.

Your vote is important. Whether or not you plan to attend the Meeting virtually, please vote your proxy as soon as possible by one of the methods described below to ensure that you are represented at the Meeting.

FORWARD-LOOKING INFORMATION

To the extent any statements made in this Circular contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 as amended (the "1933 Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, statements regarding the Meeting, the solicitation of proxies and voting in respect of the Meeting, future plans or prospects of the Company, future drug development and research and development activities and the ability of the Proposed Nominees (as defined herein) to lead the Company and serve the interests of Shareholders. All statements and information, other than statements of historical fact, included or incorporated by reference into this Circular are forward-looking statements, including, without limitation, statements regarding activities, events or developments that Management expects or anticipates may occur in the future. Such statements reflect Management's current views and intentions with respect to future events and are subject to certain risks, uncertainties and assumptions. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although we have indicated above certain of the forward-looking statements set out herein, all of the statements in this Circular that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, changes in the Company's strategies, plans or prospects; general economic, industry, business, regulatory and market conditions globally and in the jurisdictions in which the Company operates; actions of the Company and its subsidiaries or competitors; the ability to implement business strategies and plans and pursue business opportunities and conditions in the pharmaceutical and biotechnology industries; risks relating to government regulation, including the regulation of biotechnology and pharmacueticals, and changes thereto, including in respect of the regulations concerning Board composition, proxy solicitation and shareholder meetings; the unpredictability and volatility of the Company's share price; availability of sufficient financial resources to fund the Company; changes in commodity prices; currency fluctuations; changes in tax rates; dilution and future sales of shares; the success of drug trials; the election of the directors at the Meeting; the fact that the drug development efforts of both Lucid Psycheceuticals Inc. ("Lucid") and FSD BioSciences, Inc. ("FSD BioSciences") are at a very early stage; the fact that preclinical drug development is uncertain, that results of preclinical studies may not be predictive of the results of clinical trials and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the uncertain outcome, cost and timing of product development activities, preclinical studies and future clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks described from time to time in our filings with the United States Securities and Exchange Commission (the "SEC") and the Canadian Securities Administrators; as well as our ability to anticipate and manage risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under the heading "Risk Factors" in the Company's Annual Report on Form 20-F dated March 30, 2022, for the year ended December 31, 2021. The foregoing list is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company undertakes no obligation to update or revise any forward-looking statement, other than as required by applicable laws.

SHAREHOLDER QUESTIONS ABOUT VOTING

Where is the meeting?

The Meeting is scheduled to be held at 1:00 p.m. (Toronto/New York Time) on Thursday, June 23, 2022. This year, due to the ongoing public health impact of COVID-19 and in order to mitigate risks to the health and safety of the Company's shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted online through the AGM Connect meeting platform at www.agmconnect.com/fsd2022. Registered Shareholders and duly appointed proxyholders will be able to participate in the Meeting virtually, submit questions and vote their shares while the Meeting is being held.

The Company encourages Shareholders to vote in advance of the Meeting via mail, facsimile, telephone or online or at the Meeting virtually via the live webcast.

Who is entitled to vote?

Each Shareholder is entitled to one vote for each Class B Share held and 276,660 votes for each Class A multiple voting share ("Class A Share") held, registered in such Shareholder's name as of the close of business on May 19, 2022, being the record date for the purpose of determining the Shareholders entitled to receive notice of and to vote at the Meeting (the "Record Date").

As at the Record Date, 72 Class A Shares and 38,525,131 Class B Shares (collectively, the "Shares") were issued and outstanding and entitled to be voted at the Meeting.

Only Shareholders of record at the close of business on the Record Date are entitled to receive notice of, attend and vote at the Meeting, or any adjournment thereof, either virtually or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

How do I vote if I am a REGISTERED Shareholder?

A registered Shareholder is a Shareholder that holds their Shares directly in their own name and not in the name of an Intermediary (as defined below). Registered Shareholders may exercise their right to vote by voting online at the Meeting or by voting using any of the methods outlined on the proxy.

Registered Shareholders who attend the Meeting are entitled to cast one vote for each Class B Share held and 276,660 votes for each Class A Share held on each resolution put before the Meeting. Whether or not a Shareholder plans to attend the Meeting, Shareholders are encouraged to vote using any of the outlined methods on the proxy. A Shareholder's participation in a vote by ballot at the Meeting will automatically revoke any proxy previously given.

Vote using the following methods prior to the Meeting

The completed, signed and dated proxy must be received by 1:00 p.m. (Toronto time) on June 21, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the "Proxy Deadline"), as outlined below:

VOTING	IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
Voting Method	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
Internet	Login to https://app.agmconnect.com Using the Meeting Access Code and Voter ID provided to you complete the form to Submit Proxy		Go to www.proxyvote.com Enter the 16- digit control number printed on the VIF and follow the instructions on screen
Email	Complete, sign and date the proxy form and email to: voteproxy@agmconnect.com		N/A
Telephone	Call 1-855-839-3715 to register your vote for the Meeting		N/A
Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

Shareholders may also, prior to the Proxy Deadline, deposit an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a company or other similar entity, by an authorized officer or attorney thereof with AGM Connect at 2704-401 Bay Street, Toronto, ON M5H 2Y4 (the "AGM Connect Address").

To vote at the Meeting

Registered Shareholders can attend the Meeting virtually. Registered Shareholders should not fill out and return the proxy if you intend to vote virtually at the Meeting. The Company encourages Shareholders to vote in advance of the Meeting via mail, facsimile, telephone or online or at the meeting virtually via the live webcast. Go to www.agmconnect.com/fsd2022, click on "Join Meeting", enter the Voter ID and Meeting Code and a valid email address, and click the "Login" button. See "How can I vote virtually at the Meeting?" and "How can I ask questions virtually at the Meeting?" for more information.

How do I Appoint a Proxyholder?

A proxyholder is the person a Shareholder appoints to cast such Shareholder's votes at the Meeting. By signing the proxy without appointing a proxyholder that is not a director or officer of the Company stated in the proxy, the Shareholder appoints such directors or officers of the Company stated in the proxy as proxyholder to vote a Shareholder's Shares at the Meeting. To appoint a different proxyholder, Shareholders can (1) write in the name of the person they would like to appoint, along with a valid email address in the blank space provided in the proxy and return the completed proxy to AGM Connect by mail, to the AGM Connect Address, or email to voteproxy@agmconnect.com; (2) complete the form after logging into the AGM Connect platform https://app.agmconnect.com. Failure to register a Shareholder's appointed proxyholder will result in such proxyholder not receiving a Voter ID or Meeting Code, which will prevent them from being able to ask questions or vote at the Meeting. If a Shareholder appoints a third-party proxyholder, please ensure that such third-party proxyholder is aware that they have been appointed, that they will participate at the Meeting and that they have received their Voter ID and Meeting Code prior to the Meeting. Once a proxyholder has been registered and receives a Voter ID and Meeting Code, they can attend the Meeting virtually. To attend virtually, the proxyholder must access https://app.agmconnect.com, login by entering the Voter ID and Meeting Code provided to them by AGM Connect and a valid email, and click the "Login" button. See below under the headings "How can I vote virtually at the Meeting?" and "How can I ask questions virtually at the Meeting?" for more information.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy for use at the Meeting. All associated costs of solicitation will be borne by the Company. The solicitation will be conducted primarily by mail, but proxies may also be solicited personally, by telephone or electronically, by employees or representatives of the Company for which no additional compensation will be paid. However, the Company may, at its own expense, pay those entities holding Shares in the names of their principals for their reasonable expenses in forwarding solicitation materials to their principals.

How will my shares be voted if I return my proxy?

On the proxy, Shareholders can indicate how they want the proxyholder to vote their Shares, or the Shareholder can let the proxyholder decide for the Shareholder. If the Shareholder has specified on the proxy how the Shareholder wants to vote on a particular issue (e.g. by marking FOR or WITHHOLD), then the proxyholder must vote such Shareholder's Shares accordingly.

If a Shareholder has not specified how to vote on a particular matter, then the proxyholder can vote the Shares as they see fit. If there are no voting directions by the registered Shareholder contained in a proxy for which a director or officer of the Company is stated as the proxyholder, those Shares will be voted "FOR" the election of the directors whose names are set out in this Circular and "FOR" the re-appointment of MNP LLP as the auditor of the Company and the authorization of the directors of the Company to fix the remuneration of MNP LLP. The proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, Management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Can a Shareholder take back their proxy once it has been given?

Yes, pursuant to section 110(4) of the Business Corporations Act (Ontario) (the "OBCA"), a Shareholder may revoke any proxy that has been given. A later dated proxy automatically revokes any previously submitted proxy. In addition to revocation in any other manner permitted by law, a Shareholder may revoke the proxy by preparing a written statement, signed by the Shareholder or the Shareholder's attorney, or if the proxy is given on behalf of a corporation, by an authorized officer or attorney of such corporation and depositing such written revocation statement at the AGM Connect Address at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Beneficial Shareholders (as defined below) who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries (as defined below) to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

What if amendments are made to these matters or if other matters are brought before the Meeting?

The proxy also gives discretionary authority to proxyholders with respect to amendments or variations to matters identified in the Notice of Meeting, this Circular or other matters that may come before the Meeting. As of the date of this Circular, Management is not aware of any such amendments, variations or other matters to come before the Meeting. However, if any such changes that are not currently known to Management should properly come before the Meeting, the Shares represented by the proxies in favour of the Management proxy nominees will be voted in accordance with the best judgment of such nominees.

How can I vote in advance of the Meeting as a Beneficial Shareholder?

A substantial number of Shareholders do not hold Shares in their own name. Shareholders who hold their Shares through their brokers, banks, trust company, investment dealer, clearing agency, intermediaries, trustees or other persons (each an "Intermediary"), or who otherwise do not hold their Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered Shareholders will be recognized and acted upon at the Meeting.

Each Intermediary has its own procedures that should be carefully followed by Beneficial Shareholders to ensure that their Shares are voted at the Meeting, and to determine when and where their voting instruction form or proxy is to be delivered. Beneficial Shareholders should have received this Circular, together with either: (a) the voting instruction form from your Intermediary to be completed and signed by the Beneficial Shareholder and returned to the Intermediary in accordance with the instructions provided by the Intermediary; or (b) a proxy, which has already been signed by the Intermediary and is restricted as to the number of Shares beneficially owned by the Beneficial Shareholder, to be completed by the Beneficial Shareholder and returned to AGM Connect no later than the Proxy Deadline. See the methods outlined in the chart below and "Advice to Beneficial Shareholders" for more information.

VOTING	IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
Voting Method	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
Internet	Login to https://app.agmconnect.com Using the Meeting Access Code and Voter ID provided to you complete the form to Submit Proxy		Go to www.proxyvote.com Enter the 16- digit control number printed on the VIF and follow the instructions on screen
Email	Complete, sign and date the proxy form and email to: voteproxy@agmconnect.com		N/A
Telephone	Call 1-855-839-3715 to register your vote for the Meeting		N/A
Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

How can I attend the Meeting as a Beneficial Shareholder?

Beneficial Shareholders who wish to attend the Meeting must insert their own name in the space provided on the voting instruction form or proxy sent to the Beneficial Shareholder by their Intermediary and follow all of the applicable instructions provided by their Intermediary. By doing so, the Beneficial Shareholder is instructing the Intermediary to appoint the Beneficial Shareholder as proxyholder. This must be completed before registering with AGM Connect, which is an additional step to be completed once the Beneficial Shareholder has submitted the voting instruction form or proxy. Once a Beneficial Shareholder has submitted their voting instruction form or proxy appointing itself as proxyholder, the Beneficial Shareholder must contact AGM Connect no later than the Proxy Deadline, and provide contact information to AGM Connect so that AGM Connect may provide the Beneficial Shareholder with a Voter ID and Meeting Code to access the Meeting via email. Failure of a Beneficial Shareholder to register will result in no Voter ID and Meeting Code being provided, which will prevent the Beneficial Shareholder from being able to ask questions or vote at the Meeting virtually. Once a Beneficial Shareholder has been registered and receives a Voter ID and Meeting Code, the Beneficial Shareholder can attend the Meeting virtually by accessing www.agmconnect.com/fsd2022 and selecting "Join Meeting", entering the Meeting Code and control number provided by AGM Connect and clicking the "Login" button. See the chart below and "How can I vote virtually at the Meeting?" and "How can I ask questions virtually at the Meeting?" for more information.

ATTENDING THE MEETING	IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A 16- DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
PRIOR TO THE MEETING	Appoint your proxyholder on your proxy and follow the instructions at www.agmconnect.com/fsd2022	Appoint your proxyholder on your proxy and follow the instructions at www.agmconnect.com/fsd2022	Appoint your proxyholder as instructed herein and on the VIF.
	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	AFTER submitting your proxy appointment, you MUST contact AGM Connect to obtain a Voter ID and Meeting Access Code at 1-855-839-3715 or voteproxy@agmconnect.com
JOINING THE VIRTUAL MEETING (at least 15 minutes prior to start of the Meeting)	Register and login at http://app.agmconnect.com
Registered Shareholders or validly appointed Proxyholders will need to provide:
  your email address
  AGM Connect Voter ID (from your Proxy)
  Meeting Access Code (from your Proxy)

Voting instruction forms must be received in sufficient time to allow the voting instruction form to be forwarded by the Intermediary to AGM Connect. A Beneficial Shareholder who wants to attend and vote at the Meeting should contact its Intermediary well in advance of the Meeting and follow its instructions.

Can a Beneficial Shareholder appoint someone other than the directors and officers named in the voting instruction form to represent me at the Meeting?

A Beneficial Shareholder may appoint a person (who need not be a Shareholder), other than the directors or officers of the Company designated by Management on the voting instruction form or proxy, to represent and vote for the Beneficial Shareholder at the Meeting. To do so, a Beneficial Shareholder must insert that person's name in the blank space provided in the voting instruction form provided by the Intermediary and follow all of the applicable instructions provided by the Intermediary. By doing so, the Beneficial Shareholder is instructing the Intermediary to appoint the person named in the voting instruction form or proxy as proxyholder. This must be completed before registering the proxyholder with AGM Connect, which is an additional step to be completed once the Beneficial Shareholder has submitted the voting instruction form. Once a Beneficial Shareholder has submitted their voting instruction form, the Beneficial Shareholder must email voteproxy@agmconnect.com no later than the Proxy Deadline, and provide AGM Connect with the required proxyholder contact information so that AGM Connect may provide the proxyholder with login credentials for the Meeting via email. Failure to register the proxyholder will result in the proxyholder not receiving a Voter ID and Meeting Code, which will prevent the proxyholder from being able to ask questions or vote at the Meeting virtually. If a Beneficial Shareholder appoints a third-party proxyholder, please ensure that they are aware that they have been appointed as a proxyholder, that they will participate at the Meeting and that they have received their login credentials prior to the Meeting. Once the proxyholder has been registered and receives their login credentials, they can attend the Meeting virtually by accessing www.agmconnect.com/fsd2022 clicking on "Join Meeting", entering the Voter ID and Meeting Code and valid email address, and clicking the "Login" button. See "How can I vote virtually at the Meeting?" and "How can I ask questions virtually at the Meeting?" for more information.

Voting instruction forms must be received in sufficient time to allow the voting instruction form to be forwarded by the Intermediary to AGM Connect. A Beneficial Shareholder who wants to have a third-party proxyholder attend and vote at the Meeting should contact its Intermediary well in advance of the Meeting and follow its instructions.

Beneficial Shareholders who are Resident in the United States

A Beneficial Shareholder who is resident in the United States must obtain a proxy, executed in the Beneficial Shareholder's favour, from the registered Shareholder and submit proof of the proxy reflecting the number of Shares held as of the Record Date, along with the name and email address of the Beneficial Shareholder, to AGM Connect. The Beneficial Shareholder must also register with AGM Connect by emailing voteproxy@agmconnect.com in order to receive a Voter ID and Meeting Code. Beneficial Shareholders who are resident in the United States may submit a copy of the proxy to AGM Connect by mail at the AGM Connect Address or by facsimile at 416-222-4202. Requests for registration must be labelled as "Proxy" and be received no later than the Proxy Deadline. AGM Connect will then send a confirmation of registration, with a Voter ID and Meeting Code, by email that will allow attendance at the Meeting virtually. A Beneficial Shareholder resident in the United States may also appoint someone else who is not a director or officer of the Company designated by Management on the voting instruction form or proxy, as their proxyholder to represent and vote on behalf of such Beneficial Shareholder at the Meeting by obtaining a proxy, executed in favour of the appointed proxyholder, from the holder of record and registering the appointed proxyholder with AGM Connect in the manner described above.

How can I vote virtually at the Meeting?

Attending the Meeting online enables registered Shareholders, Beneficial Shareholders and duly appointed proxies to view the Meeting live. Registered shareholders and duly appointed proxies, including any Beneficial Shareholders who have been duly appointed as proxyholders and registered with AGM Connect, can also vote and ask questions at the Meeting. Beneficial Shareholders must either direct their votes using their voting instruction form before the Meeting (in which case, they will not be able to ask questions or vote online during the Meeting) or have taken the steps to become duly appointed proxies as described above in "How can I attend the Meeting as a Beneficial Shareholder". Beneficial Shareholders who are NOBOs (as defined below) must use a voting instruction form to direct their votes before the Proxy Deadline, and Beneficial Shareholders who are OBOs (as defined below) holders must use a "request for voting instruction form" as provided by their Intermediary or service company to direct their votes as instructed in such form, as per the instructions above.

An OBO or NOBO who wishes to vote virtually at the Meeting must appoint itself as proxyholder by submitting its voting instruction form or request for voting instruction form (as applicable) in accordance with the instructions therein prior to registering as a proxyholder for online access with AGM Connect. Registering as a proxyholder for online access is an additional step once the voting instruction form or request for voting instruction form (as applicable) has been submitted. Failure to register a duly appointed proxyholder for online access will result in the proxyholder not receiving a Voter ID or Meeting Code to ask questions or vote during the virtual Meeting.

Registered shareholders who wish to participate in the Meeting virtually may do so by accessing www.agmconnect.com/fsd2022, clicking on "Join Meeting", entering the Voter ID and Meeting Code and a valid email address, and clicking the "Login" button.

A duly appointed proxyholder who wishes to participate in the Meeting virtually may do so by accessing www.agmconnect.com/fsd2022, clicking on "Join Meeting", entering the Voter ID and Meeting Code and a valid email address, and clicking the "Login" button.

Registered Shareholders and duly appointed proxyholders (including a Beneficial Shareholder that has been appointed and registered with AGM Connect pursuant to the instructions above), will be able to vote by virtual ballot during the Meeting by clicking on the "Vote Proxy" on the meeting site. It is important that registered Shareholders and duly appointed proxyholders are connected to the internet at all times during the Meeting in order to vote when voting commences. It is the responsibility of each attendee to ensure connectivity for the duration of the Meeting. It is recommended that registered Shareholders and duly appointed proxyholders login thirty minutes before the start of the Meeting.

How can I ask questions virtually at the Meeting?

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders that have been appointed and registered with AGM Connect pursuant to the instructions above), can submit questions in the text box of the AGM Connect platform throughout the Meeting. Questions that relate to a specific motion must indicate which motion they relate to at the start of the question (e.g., "Directors") and must be submitted prior to voting on the motion so they can be addressed at the appropriate time during the Meeting. If questions do not indicate which motion they relate to or are received after voting on the motion, they will be addressed during the general question and answer session after the formal business of the Meeting. Questions or comments submitted through the text box of the AGM Connect platform will be read or summarized by a representative of the Company, after which the Chair of the Meeting will respond or direct the question to the appropriate person to respond. If several questions relate to the same or very similar topic, the questions will be grouped and participants will be advised that the Company has received similar questions. The Chair of the Meeting reserves the right to edit or reject questions that he or she considers inappropriate. The Chair has broad authority to conduct the Meeting in a manner that is fair to all Shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question.

What should I do if I experience technical difficulties during the Meeting?

If technical difficulties arise when logging-in to the Meeting or at any point during the Meeting, please consult www.agmconnect.com for assistance.

Who should I contact if I have questions concerning the Circular or the proxy?

If you have questions concerning the information contained in this Circular or require assistance in completing the proxy you may contact the Company by mail at 243 College St. Suite 101, Toronto, Ontario, M5T 1R5, by phone at (416) 854-8884 or by email at ir@fsdpharma.com.

How can I contact the transfer agent?

You may contact the transfer agent, Marrelli Transfer Services Corp. by mail at c/o Marrelli Transfer Services Corp., 82 Richmond Street East, 2nd Fl, Toronto, Ontario M5C 1P1, by telephone at 416-361-0737 or over the internet at info@marrellitrust.ca.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders who hold Shares through brokers and their nominees, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who hold their Shares through their brokers, Intermediaries, trustees or other persons, or who otherwise do not hold their Shares in their own name should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Shares will be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Shares will, in all likelihood, not be registered in the Shareholder's name. Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of the broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Shares are registered under the name Cede & Co. (the registration name for The Depositary Trust Company, which acts as nominee for many United States brokerage firms). Shares held by brokers (or their agents) on behalf of a broker's client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Each Beneficial Shareholder should therefore ensure that the voting instructions are communicated to the appropriate person well in advance of the Meeting.. See "Shareholder Questions About Voting" for more information.

Existing regulatory policy requires brokers and other Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to the registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The Beneficial Shareholder is requested to complete and return the voting instruction form (the "VIF") to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call 1-855-839-3715 or email: voteproxy@agmconnect.com to vote the Shares held by the Beneficial Shareholder. See "Shareholder Questions About Voting" for more information.

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are called Non-Objecting Beneficial Owners ("NOBOs"). Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Company are called Objecting Beneficial Owners ("OBOs"). The Company's OBOs can expect to be contacted by Broadridge or their Intermediary. The Company will assume the costs associated with the delivery of the Notice of Meeting, Circular and voting instruction form, as set out above, to OBOs by Intermediaries.

The Meeting Materials are being sent to both registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Meeting Materials sent to the NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO can instruct the voting of the Shares owned by the NOBO. VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions of the VIF. The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Shares which they beneficially own. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on the Beneficial Shareholder's behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder, or Beneficial Shareholder's nominee, the right to attend and vote at the Meeting.

A Beneficial Shareholder who receives a VIF cannot use the form to vote Shares directly at the Meeting. The VIF must be returned to the intermediary (or instructions respecting the voting Shares must otherwise be communicated to the intermediary) well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized at the Meeting for the purposed of voting Shares registered in the name of the broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the registered holder, should contact AGM Connect by emailing: support@agmconnect.com well in advance of the Meeting to determine the step necessary to permit them to indirectly vote their Shares as a proxyholder. Please refer to "Shareholder Questions About Voting" for how a Beneficial Shareholder can appoint proxyholders to vote their shares at the Meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies and the matters to be voted on, as contemplated in this Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of Ontario, Canada and securities laws of the provinces of Canada. As a "foreign private issuer", as defined in Rule 405 under the 1933 Act and Rule 3b-4 under the Exchange Act, the proxy solicitation rules under the Exchange Act, including, but not limited to, Section 14(a) and Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this Circular has been prepared in accordance with the disclosure requirements under the securities laws of the provinces of Canada in which the Company is a reporting issuer. Shareholders should be aware that disclosure requirements under the securities laws of such provinces of Canada may be different from the disclosure requirements under United States securities laws or other jurisdictions.

Financial statements and information included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements and information that are prepared in accordance with generally accepted accounting principles in the United States.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, together with the auditor's reports thereon, will be presented to the Shareholders at the Meeting.

SHARE RIGHTS

Voting Rights

Except as otherwise prescribed by the OBCA, at a meeting of the Shareholders, each Class B Share entitles the holder thereof to one vote and each Class A Share entitles the holder thereof to 276,660 votes on all matters.

Rank

The Class A Shares and Class B Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Shares and the holders of Class B Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and the Class B Shares, in the remaining property and assets of the Company available for distribution to shareholders, without preference or distinction among or between the Class A Shares and the Class B Shares.

Dividends

Holders of Class A Shares and Class B Shares are entitled to receive, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and Class B Shares, dividends out of the assets of the Company legally available for the payment of dividends at such times and in such amount and form as the Board may from time to time determine and the Company will pay dividends thereon on a pari passu basis, if, as and when declared by the Board.

Conversion

The Class B Shares are not convertible into any other class of shares. Each outstanding Class A Share may, at any time at the option of the holder, be converted into one Class B Share. Upon the first date that any Class A Share is transferred by a holder, other than to a permitted holder, the permitted holder which held such Class A Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Share into a fully paid and non-assessable Class B Share.

Subdivision or Consolidation

No subdivision or consolidation of the Class A Shares or the Class B Shares may be carried out unless, at the same time, the Class A Shares or the Class B Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Change of Control Transactions

The holders of Class B Shares are entitled to participate on an equal basis with holders of Class A Shares in the event of a "Change of Control Transaction" requiring approval of the holders of Class A Shares and Class B Shares under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Shares and by a majority of the votes cast by the holders of outstanding Class B Shares each voting separately as a class.

Proposals to Amend the Articles of Amendment

Neither the holders of the Class A Shares nor the holders of the Class B Shares are entitled to vote separately as a class upon a proposal to amend the Company's articles (the "Articles") in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the OBCA.

Neither the holders of the Class A Shares nor the holders of the Class B Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles in the case of an amendment referred to in paragraph (b) of subsection 170(1) of the OBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Shares and Class B Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law in respect of such exchange, reclassification or cancellation.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class A Shares would not necessarily require that an offer be made to purchase Class B Shares. In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Shares will be entitled to participate on an equal footing with holders of Class A Shares, the holders of not less than 80% of the outstanding Class A Shares have entered into a coattail agreement dated May 24, 2018 among the Company, Computershare and certain of the Shareholders holding at least 80% of the Class A Shares (the "Coattail Agreement"). The Coattail Agreement contains provisions customary for dual-class, publicly-traded corporations designed to prevent transactions that otherwise would deprive the holders of Class B Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Shares had been Class B Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Class A Shares by a party to the Coattail Agreement if concurrently an offer is made to purchase Class B Shares that:

(a) offers a price per Class B Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class A Shares;

(b) provides that the percentage of outstanding Class B Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class A Shares to be sold (exclusive of Class A Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c) has no condition attached other than the right not to take up and pay for Class B Shares tendered if no shares are purchased pursuant to the offer for Class A Shares; and

(d) is in all other material respects identical to the offer for Class A Shares.

In addition, the Coattail Agreement does not prevent the sale of Class A Shares by a holder thereof to a permitted holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class A Shares into Class B Shares, shall not, in of itself constitute a sale of Class A Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class A Shares (including a transfer to a pledgee as security) by a holder of Class A Shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class A Shares are not automatically converted into Class B Shares in accordance with the Articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class B Shares. The obligation of the trustee to take such action will be conditional on the Company or holders of the Class B Shares providing such funds and indemnity as the trustee may require. No holder of Class B Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the CSE and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class B Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Shares held directly or indirectly by holders of Class A Shares, their affiliates and related parties and any persons who have an agreement to purchase Class A Shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class B Shares under applicable law.

VOTING SHARES AND PRINCIPAL HOLDERS

The Board has fixed May 19, 2022 as the Record Date for the determination of shareholders of the Company entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of 276,660 votes for each Class A Share held and one vote for each Class B Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Shares subsequent to May 19, 2022; and (ii) the transferee of those Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Shares at the Meeting. The transfer books will not be closed.

The authorized capital of the Company consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares. As of the Record Date, there were 72 Class A Shares issued and outstanding and 38,525,131 Class B Shares issued and outstanding. As of the Record Date, the Class B Shares represented approximately 65.92% and the Class A Shares represent approximately 34.08%, of the voting rights attaching to all Shares.

The following table sets out the information regarding ownership of the Class A Shares and Class B Shares owned by each person who, to the knowledge of the Company, beneficially owns, controls, or directs, indirectly or directly, more than 10% of the issued and outstanding Class A Shares or Class B Shares as of the date of this Circular.

Name	Number of Class A Shares Owned(1)	Number of Class B Shares Owned(2)	Percentage of Voting Shares Owned (Class A Shares & Class B Shares)
Anthony Durkacz(3)	24	795,311	12.7%
Zeeshan Saeed(4)	24	927,556	12.9%
Raza Bokhari(5)	24	5,527	11.4%

Notes:

(1) Each Class A Share has 276,660 votes per share, and each Class B Share has one vote per share. Except as required by the OBCA or the Articles, the holders of the Class A Shares and holders of the Class B Shares vote together as a single class on all matters at meetings of the Shareholders, unless otherwise required to do so pursuant to the OBCA.

(2) Information regarding shareholdings has been provided by the respective holders or is based on publicly available data and not independently verified by the Company.

(3) Fortius Research and Trading Corp., a company controlled by Anthony Durkacz, is the registered owner of the 24 Class A Shares and 106,043 Class B Shares, First Republic Capital Corporation, a company majority owned by Anthony Durkacz, is the registered owner of 373,671 Class B Shares and Jacqueline Burns, Mr. Durkacz's spouse, is the registered holder of 42,000 Class B Shares.

(4) Xorax Family Trust, a trust of which Mr. Saeed is a beneficiary, is the registered owner of the 24 Class A Shares and the registered owner of 409,531 of the Class B Shares.

(5) The number of Class A Shares and Class B Shares, respectively, owned by Dr. Bokhari disclosed in this table has been taken from the news release of Dr. Bokhari dated April 11, 2022, which is available on the Company's SEDAR profile at www.sedar.com.

BUSINESS OF THE MEETING

Financial Statements

The audited consolidated annual financial statements of the Company for the financial years ended December 31, 2021 and 2020 have been mailed to the Shareholders who have requested that they receive them. The financial statements are also available on SEDAR at www.sedar.com. The consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, and the reports of the auditor thereon, will be placed before the Meeting. No vote by the Shareholders is required to be taken on the financial statements.

Election of Directors

The Articles provide that the Board shall consist of a minimum of three (3) and a maximum of eleven directors (11). There are currently seven (7) directors on the Board. The OBCA provides that where a minimum and a maximum number of directors is provided for in the Articles, the number of directors of the Company and the number of directors to be elected at an annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution of the shareholders or, if a special resolution of the shareholders empowers the directors to determine the number, by resolution of the directors (a "Board Size Resolution"). The OBCA further provides that where such a Board Size Resolution has been passed to empower the directors to determine the number of directors, the directors may not between meetings of shareholders appoint additional directors if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

The Company has previously passed a Board Size Resolution, granting the Board the ability to fix the number of directors of the Company between the minimum and maximum number of directors set forth in the Articles. The Board has determined that the number of directors to be elected at the Meeting shall be fixed at seven (7) directors and Shareholders will be asked to elect the seven (7) nominees set forth below (the "Proposed Nominees") as directors for the ensuing year.

Each Proposed Nominee is currently a director of the Company. All of the Proposed Nominees have established their eligibility and willingness to serve on the Board. If elected, the Proposed Nominee will hold office until the close of the next annual meeting of the Company, unless a Proposed Nominee's office is earlier vacated in accordance with the by-laws of the Company or the OBCA, or until their successors are elected or appointed.

The names of the Proposed Nominees and details about their background, experience, number of securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the Proposed Nominee and committee membership is set out below.

Unless otherwise instructed, the persons designated in the proxy intend to vote for the election of the Proposed Nominees as listed on the following pages. If for any reason, at the time of the Meeting any of the Proposed Nominees are unable to serve, and unless otherwise specified in the proxy, it is intended that the persons designated in the proxy will vote in their discretion for a substitute nominee or nominees.

Management of the Company does not contemplate that any of the Proposed Nominees will be unable to serve as a director of the Company. To be effective, the election of the Proposed Nominees must be approved by at least a majority of the votes cast by the Shareholders present virtually or by proxy at the Meeting.

Anthony Durkacz
Interim Chief Executive Officer, Co-Executive Chairman and Director
Ontario, Canada

Class A Shares: 24
Class B Shares: 795,311
PSUs: 699,502

Committee Membership
Compensation, Nominating and Governance Committee

Director Since
June 18, 2018	Mr. Durkacz has served as the Company's interim CEO since July 2021 and as its Co-Executive Chairman since May 2021 and has served as a member of the Company's Board since June 2018. Mr. Durkacz is also a director and the Executive Vice-President of First Republic Capital Corporation, and has served in those roles since 2014.

In addition, Mr. Durkacz is the chairman of World Class Extractions Inc. (CSE: PUMP; OTCQB: WCEXF) and has served in that role since 2018. Prior to co-founding the Company, from January 2013 to December 2013, Mr. Durkacz was President of Capital Ideas Investor Relations. He previously served as the CFO and a director of Snipp Interactive Inc. (TSXV: SPN.V), a global marketing solutions company that provides a modular software-as-a-service technology suite from January 2011 to January 2013.  Mr. Durkacz was instrumental in the financing and public listing of Snipp Interactive Inc. with operations in Canada, the United States, Mexico and India. From 2006 to 2009, he served as COO and CFO of MKU Canada Inc. and engaged in mergers and acquisitions of companies around the world. From 2002 to 2006, Mr. Durkacz served as the CFO and a director of Astris Energi Inc., a dual-listed public company in the United States and Canada which was acquired by an international conglomerate. Mr. Durkacz began his career at TD Securities on the capital markets trading floor.

He holds an Honours Bachelor of Business Administration degree from Brock University with a major in both Accounting and Finance.

Zeeshan Saeed
President, Co-Executive Chairman and Director
Ontario, Canada

Class A Shares: 24
Class B Shares: 927,556
PSUs: 799,004

Committee Membership
Compensation, Nominating and Governance Committee
Disclosure Committee

Director Since
May 24, 2018	Mr. Saeed, a co-founder of the Company, has served as the Company's President and Co-Executive Chairman since May 2021. Previously, he served as President of the Company from May 2019 to January 2021 and as a director from May 2018 to January 2021.

From December 2017 to May 2019, Mr. Saeed served as Executive Vice President of FV Pharma Inc. ("FV Pharma"), a subsidiary of the Company and a former licensed producer of cannabis in Canada under the Cannabis Act (Canada). From October 2013 to December 2017, he provided consulting services to FV Pharma. From April 2003 to December 2017, Mr. Saeed served as President of ZZ Telecommunications Inc., a long-distance telecommunications common carrier. Mr. Saeed was the founder and CEO of Platinum Telecommunications Inc. from 2011 to 2013.

He has a Bachelor of Science in Mechanical Engineering from the University of Engineering and Technology Lahore.

Donal Carroll, CPA
Chief Operating Officer and Director
Ontario, Canada

Class A Shares: Nil.
Class B Shares: 191,357
PSUs: 704,801

Committee Membership
N/A.

Director Since
May 24, 2018 to July 17, 2018 and May 14, 2021 to Present	Mr. Carroll joined the Company as interim CFO in 2018 and was appointed to the position on a permanent basis in December 2019, where he served until May 2021. Mr. Carroll was appointed as COO of the Company on August 15, 2021. Mr. Carroll has also served as a director on the Board from May 2018 to July 2018 and since May 2021.

Mr. Carroll has 20 years of corporate finance leadership and public company experience, as well as experience in syndicate investing both in equity and debt securities. From June 2005 to January 2008, he served as an Accounting Supervisor with Alberto Culver (now Unilever (NYSE:UL)), from February 2008 to October 2013, Mr. Carroll has served as Controller with Videojet Technologies, from October 2013 to July 2017, he served as a Corporate Controller with Cardinal Meats, where he was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems, and from February 2018 to August 2019, he served as Chief Financial Officer of World Class Extractions Inc. Mr. Carroll has been a Director of Bird River Resources Inc. since August 2019 and Chief Financial Officer and a Director of The Hash Corporation (CSE: REZN) since July 2019.

He holds a CPA-CMA designation as well as a Bachelor of Commerce degree from University College Dublin.

Adnan Bashir
Director
Ontario, Canada

Class A Shares: Nil.
Class B Shares: 9,393
PSUs: 100,000

Committee Membership
Audit Committee
Disclosure Committee
Compensation, Nominating and Governance Committee

Director Since
June 1, 2021	Mr. Bashir has served as a director on the Board since June 2021. Mr. Bashir has over 14 years of experience in strategic management and operations.

He is the founder and President of 58Northwest Inc., a management consulting and marketing services company, and has held the role since 2018. From 2005-2018, Mr. Bashir was General Manager for Al Batha Group, a diversified business conglomerate based in Dubai, UAE. Mr. Bashir was responsible for overseeing the management and operations of 4 companies within the group and was instrumental in acquiring and developing new businesses and partners from Europe, the US and China. During his tenure at Al Batha Group, Mr. Bashir gathered extensive experience in executing turnaround strategies, transforming weak businesses into sustainable and profitable ones and implementing new technologies.

Mr. Bashir holds a Bachelor of Science Degree in Mechanical Engineering from University of Engineering and Technology Lahore and has completed extensive executive education, including in strategic management, audit, sales management and technical management.

Fernando Cugliari
Director
Grand Cayman, Cayman Islands

Class A Shares: Nil.
Class B Shares: Nil.
PSUs: 100,000

Committee Membership
Compensation, Nominating and Governance Committee (Chair)
Audit Committee

Director Since
May 14, 2021	Mr. Cugliari has served as a director on the Board since May 2021. Mr. Cugliari has over 20 years of experience in finance and law, and is an attorney qualified to practice in Ontario and the Cayman Islands.

Mr. Cugliari has served as an International Investment Advisor at CIBC FirstCaribbean International Bank since May 2018, where he provides comprehensive investment advisory services to high and ultra-high-net-worth individuals and their families, as well as insurance, corporate, institutional and pension fund clients. From November 2017 to April 2018, Mr. Cugliari worked as the Head of the Private Client and Private Equity Group at Etienne Blake Attorneys at Law, a law firm in the Cayman Islands, and from September 2016 to September 2017 he worked as General Counsel and Chief Operating Officer for FasPay Global, an international financial and payments technology company. From June 2012 to May 2016, Mr. Cugliari served as an Associate Portfolio Manager and International Investment Advisor at RBC Wealth Management. He previously held senior positions in law firms in Ontario.

Nitin Kaushal, CPA Director Ontario, Canada Class A Shares: Nil. Class B Shares: Nil. PSUs: 100,000 Committee Membership Audit Committee (Chair) Director Since May 14, 2021	Mr. Kaushal has served as a director on the Board since May 2021.

Since March 2020, Nitin Kaushal has served as President of Anik Capital Corp., his family's holding company. In February 2020, he retired from PricewaterhouseCoopers Canada ("PwC"), where he was a Managing Director in the corporate finance practice, which focused on the pharmaceutical and healthcare spaces. He had worked at PwC since 2012. Mr. Kaushal also served as a director on the board of 3 Sixty Risk Solutions Ltd. ("3 Sixty") from June 2019 to April 12, 2021, a company whose shares were delisted by the CSE after it was unable to file its annual financial statements. Mr. Kaushal has over 30 years of experience in the healthcare and financial services industries, focusing on the biotechnology, medical devices and healthcare services markets. He was a Managing Director of leading healthcare investment banking teams at a number of Canadian investment banks, including Desjardins Securities Inc., Orion Securities Inc., Vengate Capital, HSBC Securities Inc. and Gordon Capital. He has been involved in over 50 mergers and acquisitions, strategic advisory roles and licensing assignments for a range of companies from early-stage biotechnology companies to large pharmaceutical companies. He has participated in capital market transactions ranging from private placements to initial public offerings to bought deal underwritings. His entry into the biotech/healthcare space was with MDS Capital Corp. in 1991, a leading healthcare venture capital firm.

Mr. Kaushal sits on a number of public and private company boards in the biotech and healthcare space, including Delta 9 Cannabis Inc. (OTCMKTS: DLTNF), High Tide Inc. (NASDAQ: HITI), VieMed Healthcare Inc. (NASDAQ: VMD), Starton Therapeutics Inc., Flower One Holdings Inc. (NASDAQ: FLOOF), PsyBio Therapeutics Corp. (OTCMKTS: PSYBF) and Delta Cleantech Inc. (CSE: DELT).

Mr. Kaushal has a Bachelor of Science in Chemistry from the University of Toronto and is a Chartered Professional Accountant.

Lawrence (Larry) Latowsky
Director
Ontario, Canada

Class A Shares: Nil.
Class B Shares: Nil.
PSUs: 100,000

Committee Membership
Disclosure Committee (Chair)
Compensation, Nominating and Governance Committee

Director Since
May 14, 2021	Mr. Latowsky has served as a director on the Board since May 2021.

Mr. Latowsky is currently CEO of Canntab Therapeutics Ltd., an innovator in cannabinoid and terpene blends in hard pill form for therapeutic application. Mr. Latowsky has held a number of leadership positions throughout his career, including Chairman and CEO of Top Drug Corp. from 2014 to 2020 and President and CEO of Katz Group Canada, the largest network of drugstores in Canada, from 1996 to 2010. Mr. Latowsky also led Propharm Technology and DC Labs, a vertical manufacturing and packaging division of pharmaceuticals and over-the-counter drug store products, from 1996 to 2014.

Mr. Latowsky is a graduate of the University of Toronto Rotman Business School and Institute of Corporate Directors of Canada program and has served on many profit and non-profit boards, including as Chairman of the board for Well.ca, one of Canada's leading E-commerce companies, from October 2014 to December 2017. Mr. Latowsky's experience is a blend of traditional retail bricks and mortar, distribution, manufacturing and e-commerce/internet-based marketing and sales.

Corporate Cease Trade Orders and Bankruptcies

To the knowledge of the Company, other than as set out below, no Proposed Nominee is, as at the date of this Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade order, other similar order, or an order that denied the relevant company access to any exemption under securities legislation, and which was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Durkacz has been serving as director of the Company since June 18, 2018. On March 5, 2021, the Company was subject to a court order with respect to the Company's annual general and special meeting of shareholders held on May 14, 2021 (the "Annual and Special Meeting") which, among other things, prohibited the Company's then CEO and directors, other than Mr. Durkacz, from voting certain of their shares at the Annual and Special Meeting. On April 9, 2021, the Court ordered an injunction restraining the Company's then CEO and former directors, other than Mr. Durkacz, from authorizing or undertaking any transaction by the Company other than in the ordinary course of business, issuing any Class B Shares or authorizing the payment of any form of compensation to such former CEO and directors prior to the Annual and Special Meeting.

Mr. Kaushal served as a director of 3 Sixty from June 2019 to April 2021. On June 9, 2020, 3 Sixty announced that it was not able to file its annual financial statements and accompanying management's discussion and analysis for the financial year ended December 31, 2019 within the period prescribed for such filings. 3 Sixty made an application for a management cease trade order (the "MCTO") and, on June 18, 2020, the MCTO was issued by the Ontario Securities Commission (the "OSC") and restricted all trading in securities of 3 Sixty by its directors and officers until two business days following the completion of the required filings. On July 15, 2020, the OSC revoked the MCTO and issued a failure-to-file cease trade order (the "FFCTO") in replacement of it, ordering that all trading in the securities of 3 Sixty would cease, except in accordance with the conditions of the FFCTO, if any, for so long as the FFCTO remains in effect. 3 Sixty was delisted from the CSE on July 14, 2021.

Penalties or Sanctions

No Proposed Nominee has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable Shareholder making a decision about whether to vote for the Proposed Nominee.

Advance Notice By-Law

The Company's by-laws contain advance notice provisions setting out advance notice requirements for the nomination of directors of the Company by a Shareholder (who must also meet certain qualifications outlined in the by-laws) (the "Nominating Shareholder") at any annual meeting of Shareholders, or for any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors (the "Advance Notice By-Law"). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Company's by-laws which are available on SEDAR at www.sedar.com.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give timely notice of such nomination in proper written form to the secretary of the Company at the head office of the Company. To be timely, a Nominating Shareholder's notice to the secretary must be made: (i) the case of an annual meeting of Shareholders, not less than 30 nor more than 60 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Company's bylaws also prescribe the proper written form for a Nominating Shareholder's notice.

The Chair of the Meeting has the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the by-laws and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice By-Law.

Appointment of Auditor

It is proposed that MNP LLP be re-appointed as the auditor of the Company to hold office until the close of the next annual meeting of the Shareholders and that the directors of the Company be authorized to set the auditor's remuneration. MNP LLP was first appointed as the auditor of the Company on December 16, 2019.

The persons named in the proxy accompanying this Circular intend to vote FOR the appointment of MNP LLP as the auditor of the Company until the close of the next annual meeting of the Shareholders or until its successor is appointed and the authorization of the directors of the Company to fix the remuneration of MNP LLP, unless the Shareholder who has given such proxy has directed otherwise.

To be effective, the appointment of MNP LLP and the authorization of the Company to set the remuneration of MNP LLP must be approved by at least a majority of the votes cast by the Shareholders present virtually or by proxy at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following disclosure describes the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO (as defined herein). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for their compensation. For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Circular.

The Board's assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of ongoing projects and transactions, and progress on key growth initiatives.

Named Executive Officers

The purpose of this Statement of Executive Compensation is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to the most highly compensated executive officers of the Company (the "Named Executive Officers" or "NEOs"). For the purposes of this Circular, a NEO means each of the following individuals:

(a) each individual who served as chief executive officer ("CEO") of the Company, during any part of the most recently completed financial year, including an individual performing functions similar to a CEO;

(b) each individual who served as chief financial officer ("CFO") of the Company, during any part of the most recently completed financial year, including an individual performing functions similar to a CFO;

(c) in respect of the Company and its subsidiaries, the three most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the financial year ended December 31, 2021 ("Fiscal 2021"), the NEOs are:

Anthony Durkacz, Interim Chief Executive Officer ("CEO"), Co-Executive Chairman and Director

Zeeshan Saeed, President, Co-Executive Chairman and Director

Nathan Coyle, Chief Financial Officer ("CFO")

Donal Carroll, Chief Operating Officer ("COO"), Director and Former CFO

Dr. Raza Bokhari, Former Executive Chairman of the Board and Former CEO

Dr. Edward Brennan, Jr., Former Chief Medical Officer

Dr. Sara May, Former President, FV Pharma

Compensation Governance

The Compensation, Nominating and Governance Committee is currently comprised of five directors, Fernando Cugliari (Chair), Lawrence Latowsky, Adnan Bashir, Zeeshan Saeed and Anthony Durkacz.

The Compensation, Nominating and Governance Committee has been tasked with establishing an executive compensation program, which, prior to May 16, 2022, included equity compensation by way of share awards and options to purchase Class B Shares ("Options") granted under the Stock Option Plan (as defined herein). As of May 16, 2022, the executive compensation program includes equity compensation by way of share awards, restricted share units ("RSUs"), performance share units ("PSUs") and Options granted under the equity incentive plan of the Company adopted on May 16, 2022 (the "EIP" or the "Equity Incentive Plan").

The primary goal of the Company's executive compensation program is to attract and retain the key executives necessary for the Company's long-term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives. The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; (iii) Options; (iv) RSUs; and (v) PSUs.

The Compensation, Nominating and Governance Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Company with other reporting issuers of similar size in the same industry.

The Board is of the view that all elements of the total program should be considered, rather than any single element. As such, the Company does not use fixed criteria in determining the mix of compensation and instead determines compensation based on a contextual analysis of the Company. While the Company does not have a formally established peer group in determining compensation, the Compensation, Nominating and Governance Committee will on occasion reference other comparable publicly traded Canadian companies to align its compensation practices with market practice.

The terms of any proposed compensation for the directors of the Company who are not also officers of the Company (including any Options, RSUs and PSUs to be granted) will be determined by the Compensation, Nominating and Governance Committee.

The compensation program is designed to provide income certainty, to attract and retain executives and to provide incentives for the achievement of both short-term and long-term objectives of the Company.

Compensation Process

The Compensation, Nominating and Governance Committee, through discussion without any formal objectives, criteria or analysis, determines the compensation of the Company's executive officers. The Compensation, Nominating and Governance Committee has no formal criteria or goals tied to total compensation or any significant element of total compensation. The Board, through the Compensation, Nominating and Governance Committee, is responsible for determining all forms of compensation, including share-based compensation and long-term incentives in the form of Options, RSUs and PSUs to be granted to the Company's executive officers and directors, and for reviewing the recommendations respecting compensation of other officers of the Company from time-to-time, to ensure such arrangements reflect the responsibilities and risks associated with each position. The Compensation, Nominating and Governance Committee determines compensation by considering: (i) recruiting and retaining executives critical to the Company's success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Company's operations in general.

Annual Incentive Awards

Annual incentive awards are designed to motivate NEOs to achieve the Company's short-term corporate goals, and rewards individual and overall performance. Annual incentives are based on objective, identifiable measures set at the beginning of each financial year at the discretion of the Compensation, Nominating and Governance Committee, which may vary from year to year and incentive payments are expected to be determined by the Board on the recommendation of the Compensation, Nominating and Governance Committee.

Option Awards

Long-term incentives in the form of Options are intended to align the interests of the Company's directors and its executive officers with those of its Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of Shareholder value, and to reduce the cash compensation the Company would otherwise pay. The EIP is administered by the Board. While the Company does not have a formally established peer group in determining compensation, in considering the number of Options to be granted to the NEOs, reference is made to the number of Options granted to officers of other comparable publicly traded Canadian companies. The Compensation, Nominating and Governance Committee also considers previous grants of equity incentives and the overall number of equity incentives that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of Options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Option compensation. See "- Equity Incentive Plan" below for additional details on Options.

Share Unit Awards

The Equity Incentive Plan provides that Eligible Persons (as defined in the Equity Incentive Plan) may be allocated share units in the form of RSUs or PSUs (collectively, "Share Units"), which represent the right to receive an equivalent number of subordinated voting shares of the Company or the Market Price (as defined in the Equity Incentive Plan) in cash on the vesting date. The issuance of such subordinated voting shares may be subject to vesting requirements similar to those described above with respect to the exercise of Options, including such time- or performance-based conditions as may be determined from time to time by the Board in its discretion.

The Equity Incentive Plan provides for the express designation of Share Units as either RSUs, which have time-based vesting conditions, or PSUs, which have performance-based vesting conditions over a specified period. The Equity Incentive Plan provides that if Share Units are scheduled to settle during a blackout period, such settlement shall be postponed until the trading day following the date on which the blackout period ends (or as soon as practicable thereafter, and in any event, within 10 business days following the end of the blackout period), and the Market Price of any RSUs or PSUs settled in cash will be determined as of the trading day immediately prior to the settlement date. As of the date of this Circular, no PSUs have been granted; however, the Compensation, Nominating and Governance Committee may grant them in the future.

The Compensation, Nominating and Governance Committee also considers previous grants of equity incentives and the overall number of equity incentives that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of Share Units and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Share Unit compensation. See "- Equity Incentive Plan" below for additional details on Share Units.

Insider Trading and Blackout Period Policy

All of the Company's executives, other employees and directors are subject to the Company's Insider Trading and Blackout Period Policy, which prohibits trading in the Company's securities while in possession of material undisclosed information about the Company. Under this policy, such individuals are also prohibited from entering into hedging transactions involving securities of the Company, such as short sales, puts and calls. Furthermore, subject to certain limited exceptions, the Company permits executives, including the NEOs, to trade in the Company's securities only during prescribed trading windows.

Performance Graph

The following performance graph compares the total cumulative return to a Shareholder who invested C$100 in Shares on May 29, 2018 (the date on which the Company commenced trading on the Canadian Securities Exchange), assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index and SPDR S&P Biotech ETF for each year following May 29, 2018.

	May 29, 2018 (C$)	December 31, 2018 (C$)	December 31, 2019 (C$)	December 31, 2020 (C$)	December 31, 2021 (C$)
FSD Pharma Inc.	100	237.50	29.48	8.25	5.47
SPDR S&P Biotech ETF (NYSEARCA: XBI)	100	77.71	103.02	152.81	121.37
S&P/TSX Composite Total Return Index	100	91.73	112.72	119.03	148.90

Note: Data sourced from Bloomberg. The Company has not independently verified the information sourced from third parties provided herein.

The Company is of the view that compensation levels for the directors and executive officers cannot and should not be directly compared to year-over-year relative market performance. Market performance is impacted by a number of external factors beyond the control of management and an increase or decrease in the market price and thus should not be a determining factor in establishing the annual compensation of the Company's directors and executive officers. The stock price directly impacts the benefits enjoyed by the directors and executive officers from the Stock Option Plan and EIP. As a result, the trend shown in the above graph does not necessarily correspond to the Company's compensation to its directors and executive officers for the same period.

The Company's compensation package is based on competitive compensation trends and the value of the services provided and is designed to attract and retain top quality personnel for the longer term in order to manage and grow the business through both adverse and favorable economic cycles. These factors may not yield immediate results in stock price.

Summary Compensation Table

The following table shows the compensation earned by, paid to, or awarded to the NEOs in respect of Fiscal 2021, 2020 and 2019. Following the Annual and Special Meeting on May 14th, 2021, the Board adopted a new director compensation program (see "Statement of Director Compensation-Director Compensation Program" below for details on the new compensation program). Compensation for directors disclosed below reflects the compensation received by each director during the relevant fiscal year.

Name and Principal Position	Year	Salary	Share-Based Awards(1)	Option- Based Awards(2)(11)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(3)	Total
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Anthony Durkacz(4) Interim CEO and Co-Executive Chairman	2021	103,702.69	Nil.	777,798.00	Nil.	Nil.	Nil.	881,500.69
	2020	Nil.	438,881.39	236,014.19	Nil.	Nil.	Nil.	674,895.58
	2019	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.
Nathan Coyle(5) CFO	2021	189,186.02	Nil.	46,586.00	15,734.00	Nil.	Nil.	251,506.02
	2020	143,834.62	Nil.	Nil.	Nil.	Nil.	Nil.	143,834.62
	2019	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.
Zeeshan Saeed(6) President & Co-Executive Chairman	2021	225,270.73	Nil.	777,798.00	Nil.	Nil.	Nil.	1,003,068.73
	2020	212,292.43	438,881.39	236,014.19	Nil.	Nil.	12,310.65	899,498.66
	2019	248,587.00	82,671.75	1,670,689.92	Nil.	Nil.	Nil.	2,001,948.68
Donal Carroll(7) COO, Director & Former CFO	2021	351,406.32	Nil.	777,798.00	78,670.00	Nil.	4,778.70	1,212,653.02
	2020	191,188.13	219,440.69	138,137.28	74,610.00	Nil.	Nil.	623,376.11
	2019	108,331.20	Nil.	405,263.23	27,835.10	Nil.	Nil.	541,429.53
Dr. Raza Bokhari(8) Former Executive Chairman & CEO, Former Director	2021	1.00	1,772,375.65(12)	Nil.	Nil.	Nil.	Nil.	1,772,375.65
	2020	0.75	2,194,412.38	507,432.17	Nil.	Nil.	Nil.	2,701,845.30
	2019	0.75	1,074,729.01	5,404,059.76	Nil.	Nil.	Nil.	6,478,789.53
Dr. Sara May(9) Former President, FV Pharma Inc.	2021	225,989.33	Nil.	Nil.	Nil.	Nil.	3,829.24	229,818.57
	2020	149,220.00	Nil.	27,700.50	Nil.	Nil.	3,581.28	180,501.78
	2019	128,267.15	41,335.88	167,275.91	Nil.	Nil.	3,611.04	340,489.98

Name and Principal Position	Year	Salary	Share-Based Awards(1)	Option- Based Awards(2)(11)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(3)	Total
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Dr. Edward J. Brennan(10) Former Chief Medical Officer	2021	147,051.29	Nil.	Nil.	100,000.00	Nil.	4,782.99	251,834.28
	2020	305,777.30	219,440.69	328,683.70	149,522.28	Nil.	6,031.29	1,009,455.26
	2019	248,587.00	82,671.75	885,966.29	Nil	Nil.	Nil.	1,217,225.05

Notes:

(1) "Share-based Award" means an award of Class B Shares. The dollar amount disclosed is based on the closing price per Class B Share at the date of each grant.

(2) "Option-based Award" means an award of Options under the Stock Option Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(3) Includes Company-paid health and life insurance benefits and car allowances for all NEOs.

(4) Mr. Durkacz has been a director of the Company since June 18, 2018 and was appointed as interim CEO of the Company on July 27, 2021.

(5) Mr. Coyle was appointed as CFO of the Company on May 4, 2021, initially on interim and then on a permanent basis.

(6) Mr. Saeed departed from his position as President and director of the Company effective January 25, 2021 but was re-elected as a director of the Company on May 14, 2021 and re-appointed as President of the Company on July 27, 2021.

(7) Mr. Carroll resigned as CFO of the Company on May 4, 2021 and was elected as a director of the Company at the Annual and Special Meeting on May 14, 2021. Mr. Carroll was appointed as COO of the Company on August 15, 2021.

(8) Following the termination of Rupert Haynes on February 5, 2019, Dr. Bokhari was appointed interim CEO of the Company. On June 3, 2019, Dr. Bokhari was appointed as the permanent CEO of the Company and on November 17, 2020, Dr. Bokhari was appointed Executive Chairman of the Company. Following the Annual and Special Meeting on May 14, 2021, Dr. Bokhari was not re-elected as a director of the Company and was placed on administrative leave while a special committee comprised of two independent directors (the "Special Committee") investigated various concerns regarding Dr. Bokhari's actions in his capacity as the Company's CEO. Following the completion of its investigation, the Special Committee made a recommendation to the Board and the Board, with Mr. Durkacz, Mr. Saeed and Mr. Carroll abstaining, unanimously determined to terminate Dr. Bokhari's employment with the Company. Dr. Bokhari was terminated on July 27, 2021.

(9) Dr. May resigned as President of FV Pharma in September 2021.

(10) Dr. Brennan resigned as Chief Medical Officer of the Company on June 4, 2021.

(11) Certain Option-Based Awards for the years-ended 2019 and 2020 were cancelled during the years-ended 2020 and 2021.

(12) Under previous management, the Company purported to issue 1,173,709 Class B Shares, with a fair value of $3,110,328.85, to Mr. Bokhari for services not yet rendered. Pursuant to a court ruling, the Company cancelled 504,888 of these shares, with a fair value of $1,337,953.20.

Incentive Plan Awards

Outstanding Equity Awards at Fiscal Year End

The following table indicates, for each NEO, Option-Based Awards and Share-Based Awards outstanding as of December 31, 2021.

Name and Position	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(2)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed
	(#)	(C$)		(C$)	(#)	(C$)	(C$)
Anthony Durkacz Interim CEO and Co-Executive Chairman	99,502	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
	600,000	2.25	June 1, 2024	Nil.	Nil.	Nil.	Nil.
Nathan Coyle CFO	5,000	3.75	March 18, 2024	Nil.	Nil.	Nil.	Nil.
	30,000	2.25	June 1, 2024	Nil.	Nil.	Nil.	Nil.
Donal Carroll COO, Director & former CFO	10,000	7.63	December 31, 2023	Nil.	Nil.	Nil.	Nil.
	10,000	7.63	December 31, 2024	Nil.	Nil.	Nil.	Nil.
	10,000	7.63	December 31, 2025	Nil.	Nil.	Nil.	Nil.
	10,000	7.63	December 31, 2026	Nil.	Nil.	Nil.	Nil.
	10,000	7.63	December 31, 2027	Nil.	Nil.	Nil.	Nil.
	39,801	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
	15,000	4.75	April 14, 2025	Nil.	Nil.	Nil.	Nil.
	600,000	2.25	June 1, 2024	Nil.	Nil.	Nil.	Nil.
Zeeshan Saeed President & Co-Executive Chairman	99,502	4.42	September 15, 2022	Nil.	Nil.	Nil.	Nil.
	99,502	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
	600,000	2.25	June 1, 2024	Nil.	Nil.	Nil.	Nil.
Raza Bokhari Former Executive Chairman & CEO, Former Director	Nil.	N/A.	N/A.	Nil.	Nil.	Nil.	Nil.
Dr. Sara May Former President, FV Pharma Inc.	12,438	3.86	March 24, 2024	Nil.	Nil.	Nil.	Nil.
Dr. Edward Brennan Former Chief Medical Officer	Nil.	N/A.	N/A.	Nil.	Nil.	Nil.	Nil.

Notes:

(1) As of June 1, 2021, all of these Option-Based Awards have been fully vested.

(2) The value of the unexercised in-the-money Options is calculated based on the difference between the market value of the Class B Shares as at December 31, 2021 and the exercise price of the Option.

Incentive Plan Awards - Value Vested or Earned During the Year

For each NEO, the following table sets forth: (1) the value of Option-based awards which vested or were earned during the financial year ended December 31, 2021, (2) the value of share-based awards which vested or were earned during the financial year ended December 31, 2021; and (3) the value of non-equity incentive plan compensation earned during the financial year ended December 31, 2021.

Name and Position	Year	Option-Based Awards-Value Vested During the Year(1)	Share-Based Awards - Value Vested During the Year	Non-Equity Incentive Plan Compensation - Value Earned During the Year
		(US$)	(US$)	(US$)
Anthony Durkacz Interim CEO and Co-Executive Chairman	2021	Nil.	Nil	Nil
Nathan Coyle CFO	2021	Nil.	Nil	15,734.00
Zeeshan Saeed President & Co-Executive Chairman	2021	Nil.	Nil	Nil
Donal Carroll COO, Director & Former CFO	2021	Nil.	Nil	78,670.00
Dr. Raza Bokhari Former Executive Chairman & CEO, Former Director	2021	Nil	1,772,375.65(2)	Nil
Dr. Sara May Former President, FV Pharma Inc.	2021	Nil	Nil	Nil
Dr. Edward J. Brennan Former Chief Medical Officer	2021	Nil	Nil	100,000.00

Notes:

(1) Reflects the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, calculated based on the difference between the market price of the underlying securities at exercise and the exercise price of the Options on the vesting date.

(2) Under previous management, the Company purported to issue 1,173,709 Class B Shares, with a fair value of $3,110,328.85, to Mr. Bokhari for services not yet rendered. Pursuant to a court ruling, the Company cancelled 504,888 of these shares, with a fair value of $1,337,953.20.

Stock Option Plan

On February 9, 2018, the Board approved a stock option plan (the "Stock Option Plan"). The Stock Option Plan provides that the total number of Options available to be issued under the Stock Option Plan is 10% of the number of Class B Shares issued and outstanding from time to time, on a fully diluted basis, each in accordance with the policies of the CSE and NASDAQ applicable to the Company.

The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes Option grants to the Compensation, Nominating and Governance Committee based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the Compensation, Nominating and Governance Committee. The Stock Option Plan provides that Options may be issued to directors, officers, employees or consultants of the Company or any of its subsidiaries.

The Stock Option Plan is administered by the Compensation, Nominating and Governance Committee, which has full and final authority with respect to the granting of all Options thereunder. Options may be granted under the Stock Option Plan to such service providers of the Company and its subsidiaries, if any, as the Compensation, Nominating and Governance Committee may from time to time designate. The exercise prices will be determined by the Compensation, Nominating and Governance Committee but will, in no event, be less than the market value of the Class B Shares or the lowest price permitted by the policies of any stock exchange on which the Class B Shares may be listed. All Options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such Options are granted. Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession. This summary of the Stock Option Plan is qualified in its entirety by the full terms of the Stock Option Plan, which is available on the Company's profile on SEDAR at www.sedar.com.

Equity Incentive Plan

On May 16, 2022, the Board approved the Equity Incentive Plan. The Equity Incentive Plan contains provisions applicable to all grants of Options, RSUs and PSUs, under the Equity Incentive Plan, to Eligible Persons (as defined in the Equity Incentive Plan).

The Equity Incentive Plan provides that: (i) the aggregate number of subordinated voting shares of the Company that may be issued pursuant to the Equity Incentive Plan, together with all other security-based compensation arrangements of the Company, shall be equal to 10% of the issued and outstanding subordinated voting shares, from time to time; (ii) the aggregate number of subordinated voting shares reserved for issuance pursuant to the Equity Incentive Plan to any one participant, together with all other security-based compensation arrangements of the Company, must not exceed 5% of the aggregate issued and outstanding subordinated voting shares; (iii) the maximum number of subordinated voting shares of the Company (a) issued to Insiders (as defined in the Equity Incentive Plan) within any one year period, and (b) issuable to Insiders, at any time, under the Equity Incentive Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the number of the aggregate issued and outstanding subordinated voting shares; and (iv) the maximum number of subordinated voting shares issued within any 12-month period to an individual Employed (as defined in the Equity Incentive Plan) by the Company or any of its subsidiaries, or a service provider engaged in investor relations activities must not exceed 1% of the issued and outstanding subordinated voting shares. Unless otherwise designated by the Board in the applicable grant agreement, 25% of the Options granted under the Equity Incentive Plan shall vest and become exercisable on the first anniversary of the grant date and the remaining 75% of the Options shall vest and become exercisable in equal quarterly installments beginning on the 15-month anniversary of the grant date and ending on the four-year anniversary of the grant date.

The Equity Incentive Plan was established to: (i) promote further alignment of interests between officers, employees and other eligible service providers and Shareholders; (ii) associate a portion of the compensation payable to officers, employees and other eligible service providers with the returns achieved by Shareholders; and (iii) to attract and retain officers, employees and other eligible service providers with the knowledge, experience and expertise required by the Company.

The Equity Incentive Plan is administered by the Board, which has full and complete discretionary authority with respect to the granting of all awards thereunder. The Board may, subject to applicable law and certain restrictions, delegate its powers, rights and duties under the Equity Incentive Plan to a committee of the Board, a person or persons, as it may determine, from time to time, on terms and conditions as it may determine. Awards may be granted under the Equity Incentive Plan to such service providers of the Company and its subsidiaries, if any, as the Board may from time to time designate. With respect to Options, exercise prices will be determined by the Board but will, in no event, be less than the market price of the Class B Shares on the grant date or the lowest price permitted by the policies of any stock exchange on which the Class B Shares may be listed. Generally, all Options granted under the Equity Incentive Plan will expire not later than the date that is ten years from the date that such Options are granted. With respect to RSUs and PSUs, the number of such awards granted shall be determined by dividing the grant value for such grant, as determined by the Board, by the market price of a subordinate voting share as at the grant date (or otherwise determined by the Board). Settlement of RSUs and PSUs shall be made by the issuance of one subordinate voting share for each RSU or PSU then being settled, a cash payment equal to the market price of one subordinate voting share on the vesting date of the RSUs or PSUs being settled in cash or a combination of subordinate voting shares and cash, all as determined by the Board in its discretion, or as specified in applicable grant agreement. Subject to certain exceptions, any award granted under the Equity Incentive Plan are not transferable or assignable other than by testamentary disposition or pursuant to the laws of intestate succession. This summary of the Equity Incentive Plan is qualified in its entirety by the full terms of the Equity Incentive Plan, which is available on the Company's profile on SEDAR at www.sedar.com.

Pension Plan Benefits

The Company established a 401(k) plan on January 31, 2021 but the plan was terminated on December 31, 2021. The Company currently does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement.

Termination, Change of Control Benefits and Executive Agreements of the NEOs

The Company has entered into executive employment agreements with each of the NEOs (the "Executive Agreements") other than Nathan Coyle. Each Executive Agreement provides for the NEO's annual base salary, vacation entitlement and benefits.

The following is a description of material provisions of the Executive Agreements as they relate to termination and change of control.

Anthony Durkacz (Interim CEO, Co-Executive Chairman and Director)

Mr. Durkacz has an executive employment agreement with the Company. In the event of both a change of control transaction and Mr. Durkacz ceasing to be employed by the company for any reason, all outstanding unvested Options held as of the date Mr. Durkacz ceases to be employed by the Company shall immediately vest and remain outstanding and exercisable for a period of five years from that date. All vested Options held by Mr. Durkacz that are outstanding on that date shall remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Durkacz prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Durkacz's employment is terminated as a result of a change of control transaction, he would be entitled to receive C$50,000.

Zeeshan Saeed (President, Co-Executive Chairman and Director)

Mr. Saeed has an executive employment agreement with the Company. In the event the Company terminates Mr. Saeed's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company will provide Mr. Saeed with a cash payment in an amount equal to 24-months (2 years) compensation, being the sum of: (i) base salary; (ii) the applicable target bonus; and (iii) the cash value of any stock grants provided in the last 12-months. In the event of a change of control transaction and Mr. Saeed ceasing to be employed by the Company for any reason, all outstanding unvested Options held by Mr. Saeed as of the date that he ceases being employed by the Company shall immediately vest and shall remain outstanding and be exercisable for five years following that date. All vested Options held by Mr. Saeed that are outstanding on that date will remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Saeed prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Saeed's employment is terminated without cause or as a result of a change of control transaction, he would be entitled to receive C$600,000.

Donal Carroll (COO, Director and Former CFO)

Mr. Carroll has an executive employment agreement with the Company. In the event the Company terminates Mr. Carroll's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company shall pay Mr. Carroll a cash payment in an amount equal to 24 months (2 years) compensation, being the sum of: (i) base salary; (ii) the applicable target bonus; and (iii) the cash value of any stock grants provided in the last 12-months. In the event of a change of control transaction and Mr. Carroll ceasing to be employed by the Company for any reason, all outstanding unvested Options, as of the date Mr. Carroll ceases to be employed by the Company shall immediately vest and shall remain outstanding and be exercisable for a period of five years following that date. All vested Options held by Mr. Carroll that are outstanding as of that date shall remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Carroll prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Carroll's employment is terminated without cause or as a result of a change of control transaction, he would be entitled to receive C$600,000.

Dr. Raza Bokhari (Former CEO)

Dr. Bokhari's entitlements under his Executive Agreement following his termination are being determined in arbitration proceedings.

Liability Insurance of Directors and Officers

The Company has directors' and officers' liability insurance coverage for losses to the Company if the Company is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects the Company against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for the Company. All directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2021 was US$1,685,000.

Indemnification

By-law No. 1 provides for indemnification of each of our directors and executive officers to the fullest extent permitted by the OBCA.

We have entered into indemnity agreements with each director and officer providing that if such director or officer is or was involved in any threatened, pending or completed proceeding by reason of the fact that such director or officer is or was a director or officer of the Company or is or was serving at our request as a director or officer of another entity, such director or officer will be indemnified and held harmless by us to the fullest extent authorized by and in the manner set forth in the OBCA against all expense, liability and loss reasonably incurred or suffered by such director or officer in connection therewith. Under such indemnity agreements, to the fullest extent allowable under applicable law, we shall also indemnify against any costs actually and reasonably paid or incurred by a director or officer in connection with any action or proceeding by such director or officer for (i) indemnification or reimbursement of any costs, or payment of any cost advance, by us under any provision of the agreements, or under any other agreement or provision of our constating documents and (ii) recovery under any directors' and officers' liability insurance policies maintained by us, regardless of whether the director or officer ultimately is determined to be entitled to such indemnification or insurance recovery, as the case may be.

STATEMENT OF DIRECTOR COMPENSATION

Director Compensation Program

A new Board was elected on May 14, 2021 at the Annual and Special Meeting and, in connection therewith, new compensation practices were adopted. The following describes the director compensation program that was in effect for the portion of Fiscal 2021 after the Annual and Special Meeting. A cash retainer of $60,000 per year is paid in monthly installments in arrears. In addition, $20,000 per year is paid to the Chair of the Audit Committee and $10,000 per year is paid to the Chairs of each of the Compensation, Nominating and Governance Committee and the Disclosure Committee, paid in monthly installments in arrears in each case. No additional fees are paid to the members for attending the meetings of our board of directors and meetings of our standing committees. Under the director compensation program for Fiscal 2021, newly appointed directors were granted stock options that vested immediately. In May 2022, all Options held by current directors and officers of the Company were cancelled. Subsequently, the current directors and officers were issued PSUs, see Business of the Meeting - Election of Directors for each current director's holdings as at the date of this Circular.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during Fiscal 2021 for their service on our Board, other than NEOs whose compensation is reported in the Summary Compensation Table above. Following the Annual and Special Meeting on May 14th, 2021, the Board adopted a new director compensation program (see "Statement of Director Compensation-Director Compensation Program" above for details on the new compensation program). Compensation for directors disclosed below reflects the compensation received by each director during Fiscal 2021.

Name	Fees Earned or Paid in Cash ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Nitin Kaushal(4)	79,439.37(9)	Nil.	129,633.00	Nil.	Nil.	Nil.	209,072.37
Fernando Cugliari(4)	74,450.08(9)	Nil.	129,633.00	Nil.	Nil.	Nil.	204,083.08
Lawrence (Larry) Latowsky(4)	34,925.08	Nil.	129,633.00	Nil.	Nil.	Nil.	164,558.08
Adnan Bashir(5)	27,329.20	Nil.	129,633.00	Nil.	Nil.	Nil.	156,962.20
Hon. Stephen Buyer(6)	Nil.	124,412.20 (7)	28,809.04(8)	Nil.	Nil.	Nil.	153,221.24
Robert J. Ciaruffoli(6)	Nil.	124,412.20 (7)	28,809.04(8)	Nil.	Nil.	Nil.	153,221.24
James A. Datin(3)	Nil.	124,412.20 (7)	28,809.04(8)	Nil.	Nil.	Nil.	153,221.24
Gerald (Gerry) Goldberg(6)	Nil.	93,309.15 (7)	28,809.04(8)	Nil.	Nil.	Nil.	122,118.19
Dr. Larry Kaiser(6)	75,000.00	Nil.	28,809.04(8)	Nil.	Nil.	Nil.	103,809.04

Notes:

(1) The dollar amount disclosed is based on the closing price per Class B Share at the date of each grant.

(2) This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(3) Mr. Datin resigned from the Board on April 30, 2021.

(4) Mr. Kaushal, Mr. Cugliari, and Mr. Latowsky were appointed to the Board on May 14, 2021 following the results of the Annual and Special Meeting.

(5) Mr. Bashir was appointed to the Board on June 1, 2021.

(6) Mr. Buyer, Mr. Ciaruffoli, Mr. Goldberg and Mr. Kaiser were not re-elected to the Board on May 14, 2021 following the results of the Annual and Special Meeting.

(7) Under previous management, the Company purported to issue (i) 46,948 Class B Shares, with a fair value of $124,412.20, to each of Mr. Buyer, Mr. Ciaruffoli and Mr. Datin; and (ii) 35,211 Class B Shares, with a fair value of $93,309.15, to Mr. Goldberg, for services not yet rendered. In June 2021, all but (i) 5,274 Class B Shares, with a fair value of $13,976.10, issued to each of Mr. Buyer, Mr. Ciaruffoli and Mr. Kaiser; and (ii) 3,955 Class B Shares, with a fair value of $10,480.75, issued to Mr. Goldberg, were cancelled.

(8) 15,000 Options were granted to each of Mr. Buyer, Mr. Ciaruffoli, Mr. Datin, Mr. Goldberg and Mr. Kaiser on January 21, 2021, with the grant date fair value as set out above, but these Options were subsequently cancelled.

(9) For each of Mr. Kaushal and Mr. Cugliari, fees earned in 2021 and disclosed in this chart include $39,525.00 in fees earned for serving on the Special Committee.

Incentive Plan Awards

All directors were entitled to participate in the Stock Option Plan. During Fiscal 2021, 475,000 Options were granted to, and no Options were exercised by, non-employee directors under the Stock Option Plan. However, 75,000 of such Options that were issued to former directors were subsequently cancelled prior to the end of Fiscal 2021.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the information concerning all Option-Based Awards and Share-Based Awards outstanding for each non-employee director of the Company as at December 31, 2021.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The Money Options(2) (C$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (C$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (C$)
Nitin Kaushal(4)	100,000	2.25	June 1, 2024	Nil.	Nil.	Nil.	Nil.
Fernando Cugliari(4)	100,000	2.25	June 1, 2024	Nil.	Nil.	Nil.	Nil.
Lawrence (Larry) Latowsky(4)	100,000	2.25	June 1, 2024	Nil.	Nil.	Nil.	Nil.
Adnan Bashir(5)	100,000	2.25	June 1, 2024	Nil.	Nil.	Nil.	Nil.
Hon. Stephen Buyer(6)	Nil.	N/A.	N/A.	Nil.	Nil.	Nil.	Nil.
Robert J. Ciaruffoli(6)	Nil.	N/A.	N/A.	Nil.	Nil.	Nil.	Nil.
James A. Datin(3)	Nil.	N/A.	N/A.	Nil.	Nil.	Nil.	Nil.
Gerald (Gerry) Goldberg(6)	Nil.	N/A.	N/A.	Nil.	Nil.	Nil.	Nil.
Dr. Larry Kaiser(6)	Nil.	N/A.	N/A.	Nil.	Nil.	Nil.	Nil.

Notes:

(1) As of June 1, 2021, all of these Options have been fully vested.

(2) Calculated based on the difference between the market price of the Class B Shares underlying the Option-based Award as at December 31, 2021, and the exercise price of the Option-based Award.

(3) Mr. Datin resigned from the Board on April 30, 2021.

(4) Mr. Kaushal, Mr. Cugliari, and Mr. Latowsky were appointed to the Board on May 14, 2021 following the results of the Annual and Special Meeting.

(5) Mr. Bashir was appointed to the Board on June 1, 2021.

(6) Mr. Buyer, Mr. Ciaruffoli, Mr. Goldberg and Mr. Kaiser were not re-elected to the Board on May 14, 2021 following the results of the Annual and Special Meeting.

Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of Option-based and Share-based awards for each non-employee director of the Company for the financial year ended December 31, 2021.

Name	Option-Based Awards - Value Vested During the Year(1) (US$)	Share-Based Awards - Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (US$)
Nitin Kaushal	Nil.	Nil.	Nil.
Fernando Cugliari	Nil.	Nil.	Nil.
Lawrence (Larry) Latowsky	Nil.	Nil.	Nil.
Adnan Bashir	Nil.	Nil.	Nil.
Hon. Stephen Buyer	Nil.	124,412.20 (2)	Nil.
Robert J. Ciaruffoli	Nil.	124,412.20 (2)	Nil.
James A. Datin	Nil.	124,412.20 (2)	Nil.
Gerald (Gerry) Goldberg	Nil.	93,309.15 (2)	Nil.
Dr. Larry Kaiser	Nil.	124,412.20 (2)	Nil.

Notes:

(1) Reflects the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, calculated based on the difference between the market price of the underlying securities at exercise and the exercise price of the Options on the vesting date.

(2) Under previous management, the Company purported to issue (i) 46,948 Class B Shares, with a fair value of $124,412.20, to each of Mr. Buyer, Mr. Ciaruffoli and Mr. Datin; and (ii) 35,211 Class B Shares, with a fair value of $93,309.15, to Mr. Goldberg, for services not yet rendered. In June 2021, all but (i) 5,274 Class B Shares, with a fair value of $13,976.10, issued to each of Mr. Buyer, Mr. Ciaruffoli and Mr. Kaiser; and (ii) 3,955 Class B Shares, with a fair value of $10,480.75, issued to Mr. Goldberg, were cancelled.

SECURITIES AUTHORIZED FOR
ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Class B Shares to be issued upon exercise of outstanding Options, the weighted-average exercise price of such outstanding Options and the number of Class B Shares remaining available for future issuance under the Stock Option Plan as of December 31, 2021.

Plan Category	Number of Class B Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of Class B Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(1)(2)
Equity compensation plans approved by security holders	3,224,859	C$2.75	820,216
Equity compensation plans not approved by security holders	Nil.	Nil.	Nil.
Total	3,224,859	C$2.75	820,216

Notes:

(1) Based on 10% of the 40,450,754 Class B Shares issued and outstanding as of December 31, 2021.

(2) As described above, under Statement of Director Compensation - Director Compensation Program, in May 2022, all Options held by current directors and officers of the Company were cancelled. Subsequently, the current directors and officers were issued PSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or proposed director, executive officer or employee of the Company, or any associate of any of the foregoing, (i) is, or has been at any time since the beginning of the Company's most recently completed financial year, indebted to the Company or any of its subsidiaries, or (ii) has indebtedness to another entity that is, or has been at any time since the beginning of the Company's most recently completed financial year, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of the Company. Under National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines, the Company is required to disclose information relating to its corporate governance practices, which disclosure is set out herein.

With respect to the United States, the Company is required to comply with the provisions of, among other laws, the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Jumpstart Our Business Startups Act of 2012, and the applicable rules adopted by the SEC pursuant to such laws, as well as the NASDAQ Marketplace Rules (the "NASDAQ Rules"), in each case, as applicable to foreign private issuers.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 series of the NASDAQ Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ's corporate governance requirements. Set forth below is a summary of such differences.

Shareholder Approval Requirements

NASDAQ Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the issuance or potential issuance of 20% or more of the issuer's outstanding shares of common stock prior to the transaction for less than a stated minimum price. The Company does not follow NASDAQ Rule 5635. Instead, and in accordance with the NASDAQ exemption, the Company complies with Ontario corporate and securities laws, which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its undertaking. In addition, the Company follows the CSE policies which require shareholder approval on the occurrence of a "fundamental change," defined by the policies of the CSE to be a "major acquisition" (whereby for the next 12-month period at least 50% of the issuer's assets will be comprised of, or anticipated revenues are expected to be derived from, the assets, properties, businesses or other interests that are the subject of the major acquisition) accompanied or preceded by a "change of control."  In such context, a "change of control" would include the distribution of a number of equity securities of the issuer equal to or greater than 100% of the number outstanding prior to the transaction, as well as a substantial change of management or the board of directors of the issuer.

In addition, NASDAQ Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. We do not follow this NASDAQ Rule. Instead, and in accordance with the NASDAQ exemption, we comply with Ontario corporate and securities laws, which do not require shareholder approval of equity compensation plans. In addition, the Company intends to follow the CSE policies and certain provisions of Canadian securities laws which require limitations on the number of equity compensation securities that can be distributed to persons performing investor relations services to 1% of the issued and outstanding amount of listed securities in a 12-month period, and further limit the number of equity compensation securities that can be distributed to a director, officer or a related entity of the issuer, or an associate thereof (each a "related person"), on a fully diluted basis to not exceed 5% of the outstanding securities of the issuer, or collectively to related persons exceeds 10% of the outstanding securities of the issuer.

Quorum Requirement

NASDAQ Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33-1/3% of the outstanding shares of the Company's common voting stock. The Company does not presently follow this NASDAQ Rule. Instead, the Company complies with Ontario corporate and securities laws and its by-laws which do not require a quorum of no less than 33-1/3% of the outstanding shares of the Company's common voting stock and provides that the quorum for the transaction of business at a meeting of shareholders is at least two voting persons holding or representing, in the aggregate, not less than 10% of the issued and outstanding shares of the applicable class.

Independent Director Oversight of Executive Compensation and Board Nominations

NASDAQ's Marketplace Rule 5605(d) requires independent director oversight of executive officer compensation arrangements by approval of such compensation by a committee comprised solely of independent directors, and Marketplace Rule 5605(e) requires similar oversight with respect to the process of selecting nominees to the board or oversight by a majority of the independent directors. Under the exemption available to foreign private issuers under Rule 5615(a)(3), the Company is not required to comply with NASDAQ Rules 5605(d) or 5605(e). Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable CSE rules and applicable Canadian corporate and securities regulatory requirements.

Proxy Delivery Requirements

NASDAQ Rule 5620(b) requires that a listed company that is not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to NASDAQ. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Board of Directors

The Board is responsible for the stewardship of the Company and for the supervision of management to protect Shareholder interests. The Board oversees the development of the Company's strategic plan and the ability of management to continue to deliver on the corporate objectives.

The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has free access to the Company's external auditors, external legal counsel and to the Company's officers.

The Board is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Each Board member has considerable experience in the guidance and management of public companies and the Board has found this has been sufficient to meet the needs of the Company to date.

Composition and Independence of the Board

The Board is currently comprised of seven directors: Anthony Durkacz, Zeeshan Saeed, Donal Carroll, Nitin Kaushal, Lawrence (Larry) Latowsky, Fernando Cugliari and Adnan Bashir (collectively, the "Current Directors"). Please see the biographies of the Current Directors under "Business of the Meeting - Election of Directors".

The Board has determined that four of the seven Current Directors of the Company, namely Nitin Kaushal, Lawrence (Larry) Latowsky, Fernando Cugliari and Adnan Bashir, have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual's independent judgment, and are "independent" within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules.

Anthony Durkacz, Zeeshan Saeed and Donal Carroll are not "independent" within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules, as Anthony Durkacz is the interim CEO and Co-Executive Chairman of the Company and a holder, through a corporation he owns and controls, of Class A Shares, Zeeshan Saeed is the President and Co-Executive Chairman of the Company and has an interest in Class A Shares held in a trust for his economic benefit, and Donal Carroll is the COO of the Company and was the CFO of the Company until May 4, 2021.

Board Meetings

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, and these meetings often follow regularly scheduled Board meetings. The Board ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where such a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the OBCA and the Board mandate. The Board may determine that it is appropriate to hold an in-camera session excluding a director with a conflict of interest or perceived conflict of interest, or such director may consider that it is appropriate to recuse him or herself from considering and voting with respect to the matter under consideration.

The Co-Executive Chairmen of the Board, Anthony Durkacz and Zeeshan Saeed, are non-independent directors. The independent chair of the Audit Committee, Nitin Kaushal, provides leadership for its independent directors. Mr. Durkacz, Mr. Saeed and Mr. Kaushal are responsible for encouraging open and candid discussion among the independent directors, as discussed above, as well as facilitating Board meetings.

Mr. Durkacz, Mr. Saeed and Mr. Kaushal collaborate when setting the agenda of Board meetings and both work with the broader Board to promote good governance and ethics in the decision-making process of the Board.

The attendance record of each of the Current Directors for Board meetings and committee meetings held during the year ended December 31, 2021, since the Annual and Special Meeting, is as follows:

Name	Board Meetings Attended/Held(1)	Audit Committee Meetings Attended/Held	Compensation, Nominating and Governance Committee Meetings Attended/Held	Disclosure Committee Meetings Attended/Held
Anthony Durkacz	9/11	N/A	1/1	N/A
Zeeshan Saeed	7/7	N/A	1/1	1/1
Donal Carroll	7/7	N/A	N/A	N/A
Adnan Bashir	4/5	1/1	1/1	1/1
Fernando Cugliari	7/7	1/1	1/1	N/A
Nitin Kaushal	7/7	1/1	N/A	N/A
Lawrence (Larry) Latowsky	7/7	N/A	1/1	1/1

Notes:

(1) The numbers in this column reflect attendance with respect to board meetings held in the period in 2021 during which such individual was a member of the Board. Mr. Durkacz was on the Board for the entire Fiscal 2021, Mr. Saeed was on the Board from January 1 until January 26, 2021 and from May 14, 2021 until December 31, 2021 and the remaining directors above were on the Board from May 14, 2021 until December 31, 2021.

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Company; and to act in the best interests of the Company. In discharging its mandate, the directors of the Company are responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic direction of the Company;

  identifying the principal business risks of the Company and ensuring that procedures and people are in place to appropriately manage these risks;
  succession planning, including appointing, training and monitoring senior management;
  a communications policy for the Company to facilitate communications with investors and other interested parties; and
  the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contributions of individual directors. The Board discharges its responsibilities and obligations either directly or through its committees, currently consisting of the Audit Committee, the Compensation, Nominating and Governance Committee and the Disclosure Committee.

Position Descriptions

The Board has not adopted written position descriptions for the Co-Executive Chairmen of the Board or the committee chairs on the basis that the roles are well understood by all of the directors. In general, the roles of the Board and committee chairs are to ensure that the mandate of the board or committee, as set out in their respective Charters, are carried out in full. The Board has also not adopted a written position description for the Chief Executive Officer, other than as described in the CEO's employment contract, on the same basis.

The Board has also determined that the key responsibilities of the Co-Executive Chairmen of the Board include providing leadership to the Board to enhance the Board's effectiveness, including overseeing the Board's discharge of the duties assigned to it by law, the constating documents of the Company, the Board charter and the Company's other corporate governance policies and helping foster the Board's communication with management, and establishing procedures to govern the effective and efficient conduct of the Board's work. The Board regards a key responsibility of the independent chair of the Audit Committee, as being to support the Co-Executive Chairmen of the Board in the discharge of their responsibilities by communicating the views and perspective of the independent directors.

With respect to the chairs of the committees, the Board has determined that their responsibilities include providing leadership to the applicable committee to carry out the committee's mandate as set out in a charter or through regulatory requirements and enhancing the committee's effectiveness through facilitating the committee's interaction with management, the Board and other committees of the Board and reporting as appropriate to the Board with respect to the committee's work.

With respect to the CEO, the CEO is responsible for the overall leadership and management of the Corporation in accordance with the strategies, policies and mandates established by the Board from time to time, and reports to the Board regarding the management and operations of the Corporation including the progress or deviations, if any, from the strategic plans set by the Board.

Orientation and Continuing Education

New directors are provided orientations which include meetings with management on business directions, operational issues and financial aspects of the Company.

The Compensation, Nominating and Governance Committee ensures that new directors receive orientation materials describing the Company's business and its corporate governance policies and procedures. New directors will have meetings with the Co-Executive Chairmen of the Board and CEO, and with the CFO, and are expected to visit the Company's principal offices. The Compensation, Nominating and Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Management updates the Board on a regular basis regarding the business and activities of the Company to ensure that the directors have the necessary knowledge to meet their obligations as directors. Directors are encouraged to communicate with management, the auditors and the Company's legal counsel to keep themselves current with the Company's business. Directors are also provided with full access to the Company's records.

Ethical Business Conduct

All Board members and employees are committed to maintaining the highest standards of integrity and ethical business conduct in the management of the Company and their interaction with all key Shareholders. These standards can only be achieved by the Company by adhering to the values and principles of conduct.

The Company expects all Board members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.

The Board has adopted a Code of Conduct and Ethics (the "Code") which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources. The Code is available on the Company's SEDAR profile accessible at www.sedar.com and the Company's website, https://fsdpharma.com/for-investors/.

The Board has delegated responsibility for monitoring compliance with the Code and for investigating and enforcing matters related to the Code to management, who will report breaches of the Code to the Company's general counsel or human resources.

Directors are required by applicable law and the Code to promptly disclose any potential conflict of interest that may arise. If a director has a material interest in an agreement or transaction, applicable law, the Code and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Company, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the OBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual's duty as a director or senior officer of the Company.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than those of the Company. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Company and/or its management and also applies to any asset of the Company, including trade secrets, patient, supplier or customer lists, business plans, computer software, company records and other proprietary information. The Code adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers and directors of the Company.

In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.

The duty of confidentiality applies to all Board members and employees even after leaving the Company regardless of the reason for departing.

Compliance with Laws, Rules and Regulations

It is required that the Company is in compliance with all legislation applicable to the Company's business operations, including but not restricted to the laws of the Province of Ontario, all Canadian provincial laws and legislation, and any other similar legislation in jurisdictions where the Company operates.

All Board members and employees have a duty to know, understand and comply with any specific legislation pertaining to the business of the Company and any legislation applicable to their duties and responsibilities.

The Board has adopted the Code, which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources.

Audit Committee

The Audit Committee is governed by an Audit Committee charter, a copy of which is attached hereto as Schedule "A".

Composition of the Audit Committee

As of the date of this Circular, the following are the members of the Audit Committee:

Name	Independent	Financially Literate
Nitin Kaushal (Chair)	Yes	Yes
Fernando Cugliari	Yes	Yes
Adnan Bashir	Yes	Yes

The Audit Committee's functions include, but are not limited to: reviewing the integrity of the Company's financial statements, financial disclosures and internal controls over financial reporting; monitoring the Company's ongoing compliance with legal and regulatory requirements; selecting the external auditor for Shareholder approval; and reviewing the qualifications, independence and performance of the external auditor. Information concerning the relevant education and experience of the Audit Committee members is set forth below.

Relevant Education and Experience

The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, all members of the Audit Committee have been determined by the Board to be "independent" and "financially literate" as such terms are defined under National Instrument 52-110 - Audit Committees. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Audit Committee.

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. Further information regarding the Audit Committee is set forth under the heading "Audit Committee Information".

For more information related to the experience of each of the members of the Audit Committee, see "Business of Meeting - Election of Directors". See "Audit Committee" and "Auditors' Fees" in the Company's Annual Report on Form 20-F dated March 30, 2022, for the year ended December 31, 2021, which is available on SEDAR at www.sedar.com, for further information relating to the Audit Committee.

Compensation, Nominating and Governance Committee

Nomination of Directors

The Compensation, Nominating and Governance Committee is currently comprised of five directors of the Company: Fernando Cugliari (Chair), Lawrence Latowsky, Adnan Bashir, Anthony Durkacz and Zeeshan Saeed. The majority of which, being Mr. Latowsky, Mr. Bashir and Mr. Cugliari, are considered to be "independent" within the meaning of such term under applicable law and NASDAQ Rules.

The Compensation, Nominating and Governance Committee is responsible for recommending to the Board a list of candidates for nomination for election to the Board at each annual meeting of Shareholders. In addition, as the need arises, it will identify and recommend to the Board new candidates for Board membership. The Compensation, Nominating and Governance Committee selects potential directors with the desired background and qualifications, taking into account the needs of the Board at the time. In making its recommendations, the Compensation, Nominating and Governance Committee considers whether each candidate is or would be "independent" and "financially literate" within the meaning of applicable law and the NASDAQ Rules and possesses the competencies and skills that: (i) are considered to be necessary for the Board, as a whole, to possess; (ii) are considered to be necessary for each existing director to possess; and (iii) each new nominee will bring to the boardroom. The Compensation, Nominating and Governance Committee also considers whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

The Compensation, Nominating and Governance Committee is also responsible for examining the size of the Board and recommending to the Board a size that facilitates effective decision making, reviewing the overall composition of the Board, taking into consideration factors such as business experience, areas of expertise and competency of each director and evaluating whether the necessary and appropriate committees exist to support the work of the Board.

Compensation

The Compensation, Nominating and Governance Committee is also responsible for determining the compensation for the directors and the executive officers. The Compensation, Nominating and Governance Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, and by comparing with other reporting issuers of similar size in the same industry.

The Compensation, Nominating and Governance Committee also periodically reviews the adequacy and form of directors' compensation and recommends to the Board a compensation model that appropriately compensates directors for the responsibilities and risks involved in being a director and a member of one or more committees, as applicable. The Compensation, Nominating and Governance Committee is also responsible for reviewing the executive compensation disclosure before the Company discloses this information publicly.

The Compensation, Nominating and Governance Committee is also responsible for: (i) ensuring that the mission and strategic direction of the Company is reviewed annually; (ii) ensuring that the Board and each of its committees carry out its functions in accordance with due process; (iii) assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director; (iv) identifying, recruiting, endorsing, appointing, and orienting new directors; (v) reviewing and making compensation related recommendations and determinations regarding senior executives and directors; and (vi) the Company's human resources and compensation policies and processes.

Governance

The Compensation, Nominating and Governance Committee is also responsible for, among other things: (i) assisting the Company and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws, instruments, rules and mandatory policies and regulatory requirements; (ii) promoting a culture of integrity throughout the Company; and (iii) developing the Company's approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making.

Disclosure Committee

The Disclosure Committee is currently comprised of three directors of the Company: Lawrence Latowsky (Chair), Adnan Bashir and Zeeshan Saeed. Mr. Latowsky and Adnan Bashir are considered to be "independent" within the meaning of such term under and applicable law and NASDAQ Rules.

The Disclosure Committee is responsible for, among other things, ensuring that the Company complies with its timely continuous disclosure obligations, overseeing and monitoring compliance with the Company's disclosure policies, guidelines and procedures, promoting effective communication and preserving confidentiality of material information.

Assessments

The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. The Board encourages discussion among members as to evaluation of its effectiveness as a whole, of each individual director and each of its committees. The Board does not consider that formal assessments would be useful at this stage of the Company's development. To assist in its review, the Board may conduct informal surveys of its directors. In addition, the Board works closely with management and, accordingly, are in a position to assess individual director's performance on an ongoing basis.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted a term limit for directors and, as part of the Board's assessment process, the Board considers the benefit of renewal among directors in the context of the needs of the Board from time to time. In light of the nature of the industry in which the Company operates, the Board does not believe that adopting a term limit for directors is necessary or appropriate at this time.

Policies Regarding the Representation of Women on the Board

The Company does not have a written policy relating to the identification and nomination of women directors. When considering and recommending qualified director nominees, the Compensation, Nominating and Governance Committee evaluates all candidates on their skills and experience in the context of what the Board as a whole requires to be effective, taking the background and diversity, including gender, of all directors and nominees into consideration.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Compensation, Nominating and Governance Committee goes through a rigorous process when considering a director nominee, including an evaluation of the skills and experience of the current directors, determining the gaps in skills and experience that exist and finding potential candidates to fill those gaps and round out the skills and experience of the Board as a whole. Diversity (including the representation of women on the Board and in executive officer positions) is a factor considered in determining the optimal composition of the Board. The final recommendation for nomination or appointment to the Board has been based on the best combination of skills and experience for the position, with due regard for the benefits of diversity on the Board.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character when considering new potential candidates for executive officer positions.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board does not have specific targets in respect of appointing women to the Board and in respect of executive officer appointments.

Number of Women on the Board and in Executive Officer Positions

As of the date of this Circular and if all Proposed Nominees are appointed, there will be no women on the Board (0%) or in executive officer positions (0%).

AUDIT COMMITTEE INFORMATION

As of the date of this Circular, the Audit Committee is comprised of three independent directors, namely Nitin Kaushal (Chair), Fernando Cugliari and Adnan Bashir. For more information related to the experience of each of the members of the Audit Committee, see "Business of Meeting - Election of Directors". See "Audit Committee" and "Auditors' Fees" in the Company's Annual Report on Form 20-F dated March 30, 2022, for the year ended December 31, 2021, which is available on SEDAR at www.sedar.com, for information relating to the Audit Committee, including mandate and role.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein, Management is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

Lucid Acquisition

On August 25, 2021, the Company entered into a definitive agreement (the "Master Agreement") to acquire 100% of the issued and outstanding shares of Lucid Psycheceuticals Inc., an early-stage Canadian-based specialty biotechnology company focused on the development of therapies to treat critical neurodegenerative diseases (the "Lucid Acquisition"). 304,880 Class B Shares and 112,162 Warrants issued as part of the consideration for the Lucid Acquisition were issued to First Republic Capital Corporation, a company controlled by Anthony Durkacz, the interim CEO and Executive Co-Chairman of the Company, in exchange for securities of Lucid Psycheceuticals Inc. held by First Republic Capital Corporation prior to the completion of the Lucid Acquisition. Prior to the acquisition, Mr. Durkacz held an approximately 4.5% indirect ownership interest in Lucid through his ownership interest in First Republic Capital Corporation. In addition, in connection with the closing of the Lucid Acquisition, Dr. Lakshmi Kotra, maintained his position as Lucid's CEO and currently holds the position as of the date of this Circular. An aggregate of 1,194,800 Class B Shares and 216,797 Options issued as part of the consideration for the Lucid Acquisition were issued to Dr. Kotra and entities controlled by Dr. Kotra.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Class A Shares or Class B Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's audited consolidated annual financial statements and management's discussion and analysis for the years ended December 31, 2021 and 2020. In addition, a Shareholder may obtain copies of the Company's financial statements and management's discussion and analysis, by contacting the Company by mail at 199 Bay St., Suite 4000, Toronto, Ontario, M5L 1A9 or by email at info@fsdpharma.com.

APPROVAL OF THE BOARD OF DIRECTORS

This Circular and the mailing of same to Shareholders have been approved by the Board.

DATED the 20th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Anthony Durkacz"
Anthony Durkacz
Interim Chief Executive Officer and Co-Executive Chairman

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

FSD PHARMA INC.

Audit Committee Charter

PURPOSE AND AUTHORITY

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of FSD Pharma Inc. (the "Company") assists the Board in fulfilling its responsibility for oversight of: (a) the integrity of the Company's financial statements (b) the qualifications, independence and performance of the Company's independent auditors, (c) the Company's compliance with legal and regulatory requirements, and (d) the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Company's Board.

The Committee shall maintain free and open communication with the independent accountants and the management of the Company. In discharging this oversight role, the Committee is empowered to investigate any matter brought to its attention. In discharging its responsibilities, the Committee, in its sole discretion, has the authority to appoint, compensate and provide oversight of, and retain or obtain the advice of, external auditors, outside counsel or other experts or advisors. The Company shall at all times make adequate provisions for the payment of all fees and other compensation approved by the Committee for such auditors, counsel, experts or advisors. The Committee also has the authority to obtain advice and assistance from internal accounting or other advisers or employees. The Committee shall perform its Committee functions for all FSD Pharma Inc. subsidiaries.

While the Committee has the authority, duties and responsibilities set forth in this Charter, the Committee's function is one of oversight. The Company's management is responsible for preparing the Company's financial statements and for developing and maintaining systems of internal accounting and financial controls, while the independent accountants will assist the Committee and the Board in fulfilling their responsibilities for their review of these financial statements and internal controls.

The Committee expects the independent accountants to call to the Committee's attention any accounting, auditing, internal accounting control, regulatory or other related matters that the independent accountants believe warrant consideration or action. The Committee recognizes that the Company's management and the internal and outside accountants have more knowledge and information about the Company than do Committee members. Further, the Company' s management is responsible for business risk management processes including the identification, assessment, mitigation and monitoring of risks on a Company-wide basis. Consequently, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Company's financial statements, business risk management processes, or internal controls or any professional certification as to the independent accountants' work.

COMPOSITION AND MEETINGS

The Committee shall be composed of three or more directors as determined by the Board, each of whom shall satisfy, as determined by the Board: (i) the independence requirements of National Instrument 52-110 - Audit Committees, and (ii) meet the other applicable requirements of any stock exchange on which the Company's securities are listed from time to time, and (iii) the Company's Policy Regarding Nominations of Directors. At least one member of the Committee shall: (a) qualify as an "audit committee financial expert" within the meaning of the rules of the U.S. Securities Exchange Commission ("SEC"), and (b) meet the experience requirements within applicable securities and stock exchange rules. Committee members shall not simultaneously serve on the audit committees of more than two additional audit committees of other public companies, unless the Board determines that service by any member of the Committee on more than two additional audit committees of other public companies (other than controlled companies of FSD Pharma Inc.) would not impair the ability of such member to effectively serve on the Company`s Audit Committee. Directors' fees (including fees for attendance at meetings of committees of the Board) are the only compensation that a Committee member may receive from the Company.

The Board shall appoint the Chair and the other members of the Committee annually and as vacancies or newly created positions occur, considering the recommendation of the Nominating and Corporate Governance Committee, and the Board may remove members of the Committee at any time. The members of the Committee shall serve until their successors are appointed and qualified to serve on the Committee. The Chair shall be responsible for leadership of the Committee, including overseeing the agenda, presiding over the meetings and reporting to the Board. The Committee may invite to its meetings any member of Company management and such other persons as it deems appropriate to carry out its responsibilities.

The Committee shall meet at least quarterly each calendar year (or more frequently if circumstances require) and hold such other meetings from time to time as may be called by its Chair, or requested by the Chief Executive Officer ("CEO") of the Company or any two members of the Committee. Meetings may be held in person, by video conference or by telephone. Committee actions may be taken by unanimous written consent of the members. A majority of the members of the Committee shall constitute a quorum of the Committee. The vote of a majority of the members of the full Committee shall be the act of the Committee.

Except as expressly provided in this Charter or the By-Laws of the company or as required by law, regulations or stock exchange listing standards, the Committee shall fix its own rules of procedures.

DUTIES AND RESPONSIBILITIES

In addition to any other responsibilities which may be assigned from time to time by the Board, the Committee shall be responsible for the following matters:

1. The Committee is directly responsible for the appointment, pre-approval of compensation, retention and oversight of the work of the independent accountants employed by the Company (including resolution of disagreements between management and the accountants regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent accountants shall report directly to the Committee.

2. The Committee shall have the sole authority to appoint or replace the independent accountants who audit the financial statements of the Company. The Committee shall have the ultimate authority and responsibility to evaluate the performance of the independent accountants and, where appropriate, replace the independent accountants. In the process, the Committee will discuss and consider the accountants' written affirmation that the accountants are in fact independent, will discuss the nature and rigor of the audit process, receive and review all reports and will provide to the independent accountants full access to the Committee (and the Board) to report on any and all appropriate matters.

3. The Committee shall ensure that the independent accountants submit on at least a quarterly basis to the Committee a statement delineating all relationships between the independent accountants (or any of their affiliates) and the Company and actively engage in a dialogue with the independent accountants with respect to any disclosed relationships or services that may impact the accountants' objectivity and independence; and, if deemed appropriate by the Committee, recommend that the Board take appropriate action to ensure the independence of the accountants.

4. The Committee shall review with the independent accountants the independent accountants' responsibilities under generally accepted auditing standards, the proposed scope and timing of the annual audit (including planning, staffing, budget, locations and reliance upon management), past audit experience and other matters bearing upon the scope of the audit.

5. The Committee shall pre-approve all audit and audit-related engagement fees and terms and other significant compensation to be paid to the independent accountants as well as pre-approve all non-audit engagements with the independent accountants. The Committee shall consult with management but shall not delegate these responsibilities.

6. The Committee shall review and discuss with management and the independent accountants the Company's annual audited financial statements, including: (a) the related "Management's Discussion and Analysis of Financial Condition and Results of Operations," (b) matters regarding accounting and auditing principles as well as internal controls that could have a significant effect on the Company's financial statements, and (c) any other matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 16, as modified or supplemented, relating to the conduct of the audit, prior to the filing of the Company's annual audited financial statements. The Committee shall also recommend to the Board that the Company's annual financial statements, together with the report of their independent accountants as to their examination, be approved.

7. The Committee shall review and discuss with management and the independent accountants the Company's quarterly financial statements, including the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the matters required to be discussed pursuant to PCAOB Auditing Standard No.16 and AU Section 722, as modified or supplemented, prior to the filing of the Company's interim financial statements, including the results of the independent accountants' reviews of the quarterly financial statements to the extent applicable.

8. The Committee shall review and discuss with the independent accountants any other matters required to be discussed by PCAOB Auditing Standard No. 16, as modified or supplemented.

9. The Committee shall review and discuss with management and the independent accountants, as applicable:

a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company' s selection or application of accounting principles, and reports from management and the independent accountants as to the Company's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

b) analyses prepared by management or the independent accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

c) any management letter provided by the independent accountants and management' s response to that letter;

d) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, derivatives and liquidity exposures, on the financial statements of the Company;

e) the critical accounting policies and practices of the Company;

f) earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information);

g) financial information and earnings guidance, if any, that are given to analysts and rating agencies, provided that such review and discussion may address the general types of information disclosed and types of presentations made and need not take place in advance of each instance in which the Company may provide such information or earnings guidance; and

h) suggestions or recommendations of the independent accountants or the internal auditors regarding any of the foregoing items.

10. The committee shall review and discuss with the independent accountants any audit problems, difficulties or differences encountered and management's responses thereto, such as:

a) any restrictions on the scope of the independent accountants' activities or on access to requested information;

b) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise);

c) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement;

d) any management or internal control letter issued, or proposed to be issued, by the independent accountants; and

e) any significant disagreements between management and the independent accountants.

11. The Committee shall, in conjunction with the CEO and Chief Financial Officer ("CFO") of the Company, review the Company's disclosure controls and procedures and internal controls over financial reporting. The review of internal controls over financial reporting shall include whether there are any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information and any fraud involving management or other employees with a significant role in internal controls over financial reporting.

12. The Committee shall evaluate the qualifications, performance and independence of the independent accountants, including a review and evaluation of the lead partner of the independent accountant and taking into account the opinions of management and the Company's internal auditors, and shall present its conclusions with respect to the independence of the independent accountants to the full Board on at least an annual basis. The Committee shall obtain and review a report from the independent accountants at least annually regarding: (a) the independent accountants' internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, peer review of the independent accountants or PCAOB review or inspection of the firm, or by any other inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent accountants and the Company consistent with applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence.

13. The committee shall ensure that the lead audit partner of the independent accountants and the concurring audit partner responsible for reviewing the audit are rotated at least every five years, and further consider rotation of the independent accountant firm itself.

14. The Committee shall recommend to the Board policies for the Company's hiring of employees or former employees of the independent accountants who were engaged on the Company's account.

15. The Committee shall obtain and review disclosures made by the Company's principal executive officer and principal financial officer regarding compliance with their certification obligations as required under National Instrument 52-109 - Certification of Disclosure in Issuers Annual and Interim Filings, including the Company's disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

16. The Committee shall review the independent accountants' assessment of the Company's internal controls.

17. The Committee shall maintain and review annually procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

18. The Committee shall meet on a regular basis with members of management to review business risk management processes, which include the identification, assessment, mitigation and monitoring of risks on a Companywide basis.

19. The Committee shall coordinate its oversight of business risk management processes with other committees of the Board having primary oversight responsibility for specific risks and annually review for the Board which committees maintain such oversight responsibilities and the overall effectiveness of business risk management processes. The Committee shall oversee an annual audit of the political contributions of the Company.

20. The Committee shall review policies and procedures related to officers' expense accounts and perquisites, including use of corporate assets.

21. The Committee shall review legal and regulatory matters that may have a material effect on financial statements, related Company compliance policies, and reports to regulators.

22. The Committee shall regularly report to the Board. This report shall include a review of any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company' s compliance with legal or regulatory requirements, the independence and performance of the Company's independent accountants, the Company's internal controls over financial reporting, and any other matters that the Committee deems appropriate or is requested to include by the Board, including reporting all important matters relating to managing significant business risks.

23. The Committee shall prepare a report for inclusion in the Company's annual proxy and information statements as required by securities laws and stock exchange regulations and submit it to the Board for approval.

24. The Committee shall annually conduct a self-assessment of its activities under the terms of its charter and report any conclusions and/or recommendations to the Board.

25. The Committee shall annually review and assess the adequacy of this Charter and submit any recommended changes to the Board for approval.

Dated: November 8, 2019